UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Av. Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At March 31, 2022 and report on review of Quarterly Information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2022	12.31.2021
1	Total Assets	1,219,204,000	1,248,196,000
1.01	Current Assets	181,908,000	170,555,000
1.01.01	Cash and Cash Equivalents	2,876,000	2,930,000
1.01.02	Marketable Securities	3,482,000	3,630,000
1.01.03	Trade and Other Receivables	95,267,000	100,110,000
1.01.04	Inventories	42,885,000	33,906,000
1.01.06	Recoverable Taxes	5,344,000	6,368,000
1.01.06.01	Current Recoverable Taxes	5,344,000	6,368,000
1.01.06.01.01	Recoverable Income Taxes	576,000	526,000
1.01.06.01.02	Other Recoverable Taxes	4,768,000	5,842,000
1.01.08	Other Current Assets	32,054,000	23,611,000
1.01.08.01	Non-Current Assets Held for Sale	20,163,000	13,142,000
1.01.08.03	Others	11,891,000	10,469,000
1.01.08.03.03	Others	11,891,000	10,469,000
1.02	Non-Current Assets	1,037,296,000	1,077,641,000
1.02.01	Long-Term Receivables	80,279,000	73,779,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	257,000	247,000
1.02.01.04	Trade and Other Receivables	7,661,000	8,450,000
1.02.01.07	Deferred Taxes	18,114,000	17,845,000
1.02.01.07.02	Deferred Taxes and Contributions	18,114,000	17,845,000
1.02.01.10	Other Non-Current Assets	54,247,000	47,237,000
1.02.01.10.04	Judicial Deposits	47,226,000	44,543,000
1.02.01.10.05	Other Long-Term Assets	7,021,000	2,694,000
1.02.02	Investments	234,740,000	269,825,000
1.02.03	Property, Plant and Equipment	705,494,000	717,355,000
1.02.04	Intangible Assets	16,783,000	16,682,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2022	12.31.2021
2	Total Liabilities	1,219,204,000	1,248,196,000
2.01	Current Liabilities	246,463,000	269,989,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,087,000	7,655,000
2.01.02	Trade Payables	32,626,000	32,734,000
2.01.03	Taxes Obligations	4,135,000	3,599,000
2.01.03.01	Federal Taxes Obligations	4,135,000	3,599,000
2.01.03.01.01	Income Tax and Social Contribution Payable	4,135,000	3,599,000
2.01.04	Current Debt and Finance Lease Obligations	158,442,000	187,005,000
2.01.04.01	Current Debt	132,020,000	155,461,000
2.01.04.03	Lease Obligations	26,422,000	31,544,000
2.01.05	Other Liabilities	33,318,000	30,767,000
2.01.05.02	Others	33,318,000	30,767,000
2.01.05.02.04	Other Taxes Payable	22,320,000	22,022,000
2.01.05.02.06	Other liabilities	10,998,000	8,745,000
2.01.06	Provisions	3,686,000	3,578,000
2.01.06.02	Other Provisions	3,686,000	3,578,000
2.01.06.02.04	Pension and Medical Benefits	3,686,000	3,578,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	7,169,000	4,651,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	7,169,000	4,651,000
2.02	Non-Current Liabilities	538,547,000	590,878,000
2.02.01	Non-Current Debt and Finance Lease Obligations	335,492,000	413,637,000
2.02.01.01	Non-Current Debt	243,959,000	306,944,000
2.02.01.03	Lease Obligations	91,533,000	106,693,000
2.02.02	Other Liabilities	1,609,000	1,637,000
2.02.02.02	Others	1,609,000	1,637,000
2.02.02.02.03	Income Tax and Social Contribution	1,609,000	1,637,000
2.02.03	Deferred Taxes	51,150,000	14,807,000
2.02.03.01	Deferred Taxes	51,150,000	14,807,000
2.02.04	Provisions	150,296,000	160,797,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,193,000	10,382,000
2.02.04.02	Other Provisions	139,103,000	150,415,000
2.02.04.02.04	Pension and Medical Benefits	44,563,000	50,773,000
2.02.04.02.05	Provision for Decommissioning Costs	83,301,000	86,713,000
2.02.04.02.06	Employee Benefits	605,000	803,000
2.02.04.02.07	Other Provisions	10,634,000	12,126,000
2.03	Shareholders' Equity	434,194,000	387,329,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,313,000	3,313,000
2.03.04	Profit Reserves	208,589,000	164,028,000
2.03.08	Other Comprehensive Income	16,860,000	14,556,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
3.01	Sales Revenues	134,448,000	88,816,000
3.02	Cost of Sales	(65,837,000)	(46,030,000)
3.03	Gross Profit	68,611,000	42,786,000
3.04	Operating Expenses / Income	(3,110,000)	(7,852,000)
3.04.01	Selling Expenses	(6,517,000)	(5,415,000)
3.04.02	General and Administrative Expenses	(1,242,000)	(1,220,000)
3.04.05	Other Operating Expenses	(2,564,000)	(4,112,000)
3.04.05.01	Other Taxes	(271,000)	(468,000)
3.04.05.02	Research and Development Expenses	(1,081,000)	(639,000)
3.04.05.03	Exploration Costs	(406,000)	(1,193,000)
3.04.05.05	Other Operating Expenses, Net	(816,000)	(1,123,000)
3.04.05.07	Impairment of Assets Charges / Reversals	10,000	(689,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	7,213,000	2,895,000
3.05	Net Income Before Financial Results and Income Taxes	65,501,000	34,934,000
3.06	Finance Income (Expenses), Net	1,361,000	(32,476,000)
3.06.01	Finance Income	1,631,000	467,000
3.06.01.01	Finance Income	1,631,000	467,000
3.06.02	Finance Expenses	(270,000)	(32,943,000)
3.06.02.01	Finance Expenses	(6,741,000)	(7,655,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	6,471,000	(25,288,000)
3.07	Net Income Before Income Taxes	66,862,000	2,458,000
3.08	Income Tax and Social Contribution	(22,301,000)	(1,291,000)
3.08.01	Current	(12,514,000)	−
3.08.02	Deferred	(9,787,000)	(1,291,000)
3.09	Net Income	44,561,000	1,167,000
3.11	Income / (Loss) for the Period	44,561,000	1,167,000
3.99	Income per Share
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	3.42	0.09
3.99.01.02	Preferred Shares	3.42	0.09
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	3.42	0.09
3.99.02.02	Preferred Shares	3.42	0.09

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
4.01	Net Income for the Period	44,561,000	1,167,000
4.02	Other Comprehensive Income	2,304,000	7,534,000
4.02.03	Cumulative Translation Adjustments	(43,296,000)	24,285,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	59,908,000	(30,521,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	7,221,000	5,903,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(22,824,000)	8,370,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	1,295,000	(503,000)
4.03	Total Comprehensive Income for the Period	46,865,000	8,701,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 03/31/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.05	Total of Comprehensive Income	−	−	−	44,561,000	2,304,000	46,865,000
5.05.01	Net Income for the Period	−	−	−	44,561,000	−	44,561,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,304,000	2,304,000
5.07	Balance at the End of the Period	205,432,000	3,313,000	164,028,000	44,561,000	16,860,000	434,194,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 03/31/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.04	Capital Transactions with Owners	−	(3,716,000)	−	−	−	(3,716,000)
5.04.08	Change in Interest in Subsidiaries	−	(3,716,000)	−	−	−	(3,716,000)
5.05	Total of Comprehensive Income	−	−	−	1,167,000	7,534,000	8,701,000
5.05.01	Net Income for the Period	−	−	−	1,167,000	−	1,167,000
5.05.02	Other Comprehensive Income	−	−	−	−	7,534,000	7,534,000
5.07	Balance at the End of the Period	205,432,000	(1,051,000)	127,296,000	1,167,000	(19,449,000)	313,395,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
6.01	Net cash provided by operating activities	28,674,000	28,067,000
6.01.01	Cash provided by operating activities	62,021,000	50,986,000
6.01.01.01	Net Income for the period	44,561,000	1,167,000
6.01.01.02	Pension and medical benefits (actuarial expense)	1,568,000	1,661,000
6.01.01.03	Results in equity-accounted investments	(7,213,000)	(2,895,000)
6.01.01.04	Depreciation, depletion and amortization	17,402,000	16,905,000
6.01.01.05	Impairment of assets (reversal)	(10,000)	689,000
6.01.01.06	Exploratory expenditures write-offs	114,000	740,000
6.01.01.08	Foreign exchange, indexation and finance charges	(1,297,000)	31,680,000
6.01.01.09	Deferred income taxes, net	9,787,000	1,291,000
6.01.01.10	Allowance for expected credit losses	115,000	(52,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	801,000	1,055,000
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(2,682,000)	(856,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,125,000)	(399,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(33,347,000)	(22,919,000)
6.01.02.01	Trade and other receivables, net	(18,817,000)	(3,112,000)
6.01.02.02	Inventories	(9,022,000)	(7,824,000)
6.01.02.03	Judicial deposits	(1,941,000)	(825,000)
6.01.02.05	Other assets	(191,000)	(801,000)
6.01.02.06	Trade payables	1,000,000	(8,683,000)
6.01.02.07	Other taxes payable	13,144,000	5,465,000
6.01.02.08	Pension and medical benefits	(7,673,000)	(5,252,000)
6.01.02.09	Provisions for legal proceedings	811,000	(742,000)
6.01.02.10	Short-term benefits	(763,000)	(455,000)
6.01.02.11	Income tax and social contribution paid	(7,659,000)	(34,000)
6.01.02.12	Provision for Decommissioning Costs	(702,000)	(885,000)
6.01.02.14	Other liabilities	(1,534,000)	229,000
6.02	Net cash used in investing activities	(3,980,000)	(54,511,000)
6.02.01	Acquisition of PP&E and intangibles assets	(11,899,000)	(41,328,000)
6.02.02	Decrease (increase) in investments in investees	(45,000)	−
6.02.03	Proceeds from disposal of assets – Divestment	9,185,000	1,365,000
6.02.04	Divestment (investment) in marketable securities	(1,631,000)	(15,539,000)
6.02.05	Dividends received	91,000	991,000
6.02.08	Financial compensation for the Búzios Co-participation Agreement	319,000	−
6.03	Net cash used in financing activities	(24,748,000)	25,585,000
6.03.02	Proceeds from financing	3,184,000	63,976,000
6.03.03	Repayment of principal - finance debt	(15,565,000)	(22,151,000)
6.03.04	Repayment of interest - finance debt	(5,136,000)	(7,774,000)
6.03.05	Dividends paid to shareholders of Petrobras	(2,000)	−
6.03.08	Settlement of lease liabilities	(7,229,000)	(8,466,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(54,000)	(859,000)
6.05.01	Cash and cash equivalents at the beginning of the period	2,930,000	5,180,000
6.05.02	Cash and cash equivalents at the end of the period	2,876,000	4,321,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
7.01	Sales Revenues	176,913,000	120,559,000
7.01.01	Sales of Goods and Services	165,040,000	110,642,000
7.01.02	Other Revenues	3,949,000	2,740,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	8,039,000	7,125,000
7.01.04	Allowance for expected credit losses	(115,000)	52,000
7.02	Inputs Acquired from Third Parties	(49,192,000)	(34,815,000)
7.02.01	Cost of Sales	(30,792,000)	(20,466,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(7,706,000)	(5,305,000)
7.02.03	Impairment Charges / Reversals of Assets	10,000	(689,000)
7.02.04	Others	(10,704,000)	(8,355,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(10,704,000)	(8,355,000)
7.03	Gross Added Value	127,721,000	85,744,000
7.04	Retentions	(19,301,000)	(18,081,000)
7.04.01	Depreciation, Amortization and Depletion	(19,301,000)	(18,081,000)
7.05	Net Added Value Produced	108,420,000	67,663,000
7.06	Transferred Added Value	10,149,000	3,783,000
7.06.01	Share of Profit of Equity-Accounted Investments	7,213,000	2,895,000
7.06.02	Finance Income	1,631,000	467,000
7.06.03	Others	1,305,000	421,000
7.06.03.01	Rentals, royalties and others	1,305,000	421,000
7.07	Total Added Value to be Distributed	118,569,000	71,446,000
7.08	Distribution of Added Value	118,569,000	71,446,000
7.08.01	Employee Compensation	6,165,000	6,092,000
7.08.01.01	Salaries	3,850,000	3,776,000
7.08.01.02	Fringe Benefits	2,074,000	2,090,000
7.08.01.03	Unemployment Benefits (FGTS)	241,000	226,000
7.08.02	Taxes and Contributions	64,754,000	28,795,000
7.08.02.01	Federal	52,636,000	21,731,000
7.08.02.02	State	12,003,000	7,025,000
7.08.02.03	Municipal	115,000	39,000
7.08.03	Return on Third-Party Capital	3,089,000	35,392,000
7.08.03.01	Interest	1,477,000	34,086,000
7.08.03.02	Rental Expenses	1,612,000	1,306,000
7.08.04	Return on Shareholders' Equity	44,561,000	1,167,000
7.08.04.03	Retained Earnings / (Losses) for the Period	44,561,000	1,167,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2022	12.31.2021
1	Total Assets	998,662,000	972,951,000
1.01	Current Assets	199,512,000	168,247,000
1.01.01	Cash and Cash Equivalents	81,601,000	58,410,000
1.01.02	Marketable Securities	5,967,000	3,630,000
1.01.03	Trade and Other Receivables	26,849,000	35,538,000
1.01.04	Inventories	48,351,000	40,486,000
1.01.06	Recoverable Taxes	6,175,000	7,511,000
1.01.06.01	Current Recoverable Taxes	6,175,000	7,511,000
1.01.06.01.01	Recoverable Income Taxes	893,000	911,000
1.01.06.01.02	Other Recoverable Taxes	5,282,000	6,600,000
1.01.08	Other Current Assets	30,569,000	22,672,000
1.01.08.01	Non-Current Assets Held for Sale	20,910,000	13,895,000
1.01.08.03	Others	9,659,000	8,777,000
1.01.08.03.03	Others	9,659,000	8,777,000
1.02	Non-Current Assets	799,150,000	804,704,000
1.02.01	Long-Term Receivables	85,532,000	79,992,000
1.02.01.03	Marketable Securities measured at amortized cost	257,000	247,000
1.02.01.04	Trade and Other Receivables	9,289,000	10,603,000
1.02.01.07	Deferred Taxes	21,509,000	21,568,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	2,962,000	3,371,000
1.02.01.07.02	Deferred Taxes and Contributions	18,547,000	18,197,000
1.02.01.10	Other Non-Current Assets	54,477,000	47,574,000
1.02.01.10.04	Judicial Deposits	47,602,000	44,858,000
1.02.01.10.05	Other Long-Term Assets	6,875,000	2,716,000
1.02.02	Investments	9,601,000	8,427,000
1.02.03	Property, Plant and Equipment	687,051,000	699,406,000
1.02.04	Intangible Assets	16,966,000	16,879,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2022	12.31.2021
2	Total Liabilities	998,662,000	972,951,000
2.01	Current Liabilities	130,222,000	134,913,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,743,000	8,335,000
2.01.02	Trade Payables	28,029,000	30,597,000
2.01.03	Taxes Obligations	4,895,000	4,089,000
2.01.03.01	Federal Taxes Obligations	4,895,000	4,089,000
2.01.03.01.01	Income Tax and Social Contribution Payable	4,895,000	4,089,000
2.01.04	Current Debt and Lease Obligations	43,318,000	50,631,000
2.01.04.01	Current Debt	17,957,000	20,316,000
2.01.04.03	Lease Obligations	25,361,000	30,315,000
2.01.05	Other Liabilities	35,181,000	32,789,000
2.01.05.02	Others	35,181,000	32,789,000
2.01.05.02.04	Other Taxes Payable	22,673,000	22,325,000
2.01.05.02.06	Other liabilities	12,508,000	10,464,000
2.01.06	Provisions	3,687,000	3,632,000
2.01.06.02	Other Provisions	3,687,000	3,632,000
2.01.06.02.04	Pension and Medical Benefits	3,687,000	3,632,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	7,369,000	4,840,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	7,369,000	4,840,000
2.02	Non-Current Liabilities	431,379,000	448,457,000
2.02.01	Non-Current Debt and Finance Lease Obligations	234,100,000	277,187,000
2.02.01.01	Non-Current Debt	149,862,000	178,908,000
2.02.01.03	Lease Obligations	84,238,000	98,279,000
2.02.02	Other Liabilities	1,646,000	1,676,000
2.02.02.02	Others	1,646,000	1,676,000
2.02.02.02.03	Income Tax and Social Contribution	1,646,000	1,676,000
2.02.03	Deferred Taxes	43,185,000	6,857,000
2.02.03.01	Deferred Taxes	43,185,000	6,857,000
2.02.04	Provisions	152,448,000	162,737,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,107,000	11,263,000
2.02.04.02	Other Provisions	140,341,000	151,474,000
2.02.04.02.04	Pension and Medical Benefits	45,319,000	51,498,000
2.02.04.02.05	Provision for Decommissioning Costs	83,737,000	87,160,000
2.02.04.02.06	Employee Benefits	617,000	812,000
2.02.04.02.07	Other Provisions	10,668,000	12,004,000
2.03	Shareholders' Equity	437,061,000	389,581,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,097,000	3,097,000
2.03.04	Profit Reserves	208,805,000	164,244,000
2.03.08	Other Comprehensive Income	16,860,000	14,556,000
2.03.09	Non-controlling interests	2,867,000	2,252,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
3.01	Sales Revenues	141,641,000	86,174,000
3.02	Cost of Sales	(66,875,000)	(42,141,000)
3.03	Gross Profit	74,766,000	44,033,000
3.04	Operating Expenses / Income	(9,368,000)	(10,129,000)
3.04.01	Selling Expenses	(6,159,000)	(5,198,000)
3.04.02	General and Administrative Expenses	(1,559,000)	(1,496,000)
3.04.05	Other Operating Expenses	(3,466,000)	(4,454,000)
3.04.05.01	Other Taxes	(311,000)	(581,000)
3.04.05.02	Research and Development Expenses	(1,081,000)	(639,000)
3.04.05.03	Exploration Costs	(408,000)	(1,196,000)
3.04.05.05	Other Operating Expenses, Net	(1,670,000)	(1,530,000)
3.04.05.07	Impairment of Assets Charges / Reversals	4,000	(508,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	1,816,000	1,019,000
3.05	Net Income Before Financial Results and Income Taxes	65,398,000	33,904,000
3.06	Finance Income (Expenses), Net	2,983,000	(30,748,000)
3.06.01	Finance Income	1,360,000	676,000
3.06.01.01	Finance Income	1,360,000	676,000
3.06.02	Finance Expenses	1,623,000	(31,424,000)
3.06.02.01	Finance Expenses	(3,969,000)	(6,613,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	5,592,000	(24,811,000)
3.07	Net Income Before Income Taxes	68,381,000	3,156,000
3.08	Income Tax and Social Contribution	(23,598,000)	(1,880,000)
3.08.01	Current	(13,463,000)	(649,000)
3.08.02	Deferred	(10,135,000)	(1,231,000)
3.09	Net Income	44,783,000	1,276,000
3.11	Income / (Loss) for the Period	44,783,000	1,276,000
3.11.01	Attributable to Shareholders of Petrobras	44,561,000	1,167,000
3.11.02	Attributable to Non-Controlling Interests	222,000	109,000
3.99	Income per Share
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	3.42	0.09
3.99.01.02	Preferred Shares	3.42	0.09
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	3.42	0.09
3.99.02.02	Preferred Shares	3.42	0.09

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
4.01	Net Income for the Period	44,783,000	1,276,000
4.02	Other Comprehensive Income	2,300,000	7,925,000
4.02.01	Actuarial Losses on Post-employment Defined Benefits Plans	−	(15,000)
4.02.03	Cumulative Translation Adjustments	(43,300,000)	24,676,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	59,908,000	(30,521,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	7,221,000	6,094,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(22,824,000)	8,305,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	1,295,000	(614,000)
4.03	Total Comprehensive Income for the Period	47,083,000	9,201,000
4.03.01	Attributable to Shareholders of Petrobras	46,865,000	8,701,000
4.03.02	Attributable to Non-controlling Interests	218,000	500,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 03/31/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.04	Capital Transactions with Owners	−	−	−	−	−	−	397,000	397,000
5.04.06	Dividends	−	−	−	−	−	−	(12,000)	(12,000)
5.04.08	Change of interest in controlled companies	−	−	−	−	−	−	409,000	409,000
5.05	Total Comprehensive income	−	−	−	44,561,000	2,304,000	46,865,000	218,000	47,083,000
5.05.01	Net Income for the Period	−	−	−	44,561,000	−	44,561,000	222,000	44,783,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,304,000	2,304,000	(4,000)	2,300,000
5.07	Balance at the End of the Period	205,432,000	3,313,000	164,028,000	44,561,000	16,860,000	434,194,000	2,867,000	437,061,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 03/31/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.04	Capital Transactions with Owners	−	(3,716,000)	−	−	−	(3,716,000)	3,610,000	(106,000)
5.04.01	Capital Increases	−	−	−	−	−	−	11,000	11,000
5.04.06	Dividends	−	−	−	−	−	−	(14,000)	(14,000)
5.04.08	Change of interest in controlled companies	−	(3,716,000)	−	−	−	(3,716,000)	3,613,000	(103,000)
5.05	Total of Comprehensive Income	−	−	−	1,167,000	7,534,000	8,701,000	500,000	9,201,000
5.05.01	Net Income for the Period	−	−	−	1,167,000	−	1,167,000	109,000	1,276,000
5.05.02	Other Comprehensive Income	−	−	−	−	7,534,000	7,534,000	391,000	7,925,000
5.07	Balance at the End of the Period	205,432,000	(1,051,000)	127,296,000	1,167,000	(19,449,000)	313,395,000	6,850,000	320,245,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
6.01	Net cash provided by operating activities	52,824,000	40,070,000
6.01.01	Cash provided by operating activities	66,246,000	50,837,000
6.01.01.01	Net Income for the period	44,783,000	1,276,000
6.01.01.02	Pension and medical benefits (actuarial expense)	1,605,000	1,726,000
6.01.01.03	Results of equity-accounted investments	(1,816,000)	(1,019,000)
6.01.01.04	Depreciation, depletion and amortization	16,604,000	15,630,000
6.01.01.05	Impairment of assets (reversal)	(4,000)	508,000
6.01.01.06	Exploratory expenditures write-offs	114,000	740,000
6.01.01.08	Foreign exchange, indexation and finance charges	(2,440,000)	30,244,000
6.01.01.09	Deferred income taxes, net	10,135,000	1,231,000
6.01.01.10	Allowance for expected credit losses	105,000	(86,000)
6.01.01.11	Inventory write-down (write-back) to net realizable value	(34,000)	(6,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	806,000	1,062,000
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(2,472,000)	(74,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,140,000)	(395,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(13,422,000)	(10,767,000)
6.01.02.01	Trade and other receivables, net	3,123,000	(479,000)
6.01.02.02	Inventories	(9,763,000)	(10,793,000)
6.01.02.03	Judicial deposits	(2,002,000)	(839,000)
6.01.02.05	Other assets	249,000	137,000
6.01.02.06	Trade payables	(1,267,000)	3,375,000
6.01.02.07	Other taxes payable	14,021,000	6,106,000
6.01.02.08	Pension and medical benefits	(7,677,000)	(5,253,000)
6.01.02.09	Provisions for legal proceedings	919,000	(1,159,000)
6.01.02.10	Short-term benefits	(769,000)	(468,000)
6.01.02.11	Income tax and social contribution paid	(7,927,000)	(710,000)
6.01.02.12	Provision for Decommissioning Costs	(702,000)	(887,000)
6.01.02.14	Other liabilities	(1,627,000)	203,000
6.02	Net cash used in investing activities	(4,983,000)	(7,427,000)
6.02.01	Acquisition of PP&E and intangibles assets	(12,338,000)	(8,981,000)
6.02.02	Decrease (increase) in investments in assets	(49,000)	(4,000)
6.02.03	Proceeds from disposal of assets – Divestment	9,255,000	1,054,000
6.02.04	Divestment (investment) in marketable securities	(2,445,000)	138,000
6.02.05	Dividends received	275,000	366,000
6.02.08	Financial compensation for the Búzios Co-participation Agreement	319,000	−
6.03	Net cash used in financing activities	(16,455,000)	(30,822,000)
6.03.01	Changes in non-controlling interest	412,000	(102,000)
6.03.02	Proceeds from financing	782,000	299,000
6.03.03	Repayment of principal - finance debt	(7,683,000)	(17,080,000)
6.03.04	Repayment of interest - finance debt	(3,022,000)	(5,898,000)
6.03.05	Dividends paid to shareholders of Petrobras	(2,000)	−
6.03.06	Dividends paid to non-controlling interests	(26,000)	(1,000)
6.03.08	Settlement of lease liabilities	(6,916,000)	(8,040,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(8,227,000)	5,408,000
6.05	Net increase/ (decrease) in cash and cash equivalents	23,159,000	7,229,000
6.05.01	Cash and cash equivalents at the beginning of the period	58,482,000	60,930,000
6.05.02	Cash and cash equivalents at the end of the period	81,641,000	68,159,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 03/31/2022	Accumulated of the Previous Year 01/01/2021 to 03/31/2021
7.01	Sales Revenues	185,271,000	121,529,000
7.01.01	Sales of Goods and Services	172,383,000	108,137,000
7.01.02	Other Revenues	4,652,000	4,225,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	8,341,000	9,081,000
7.01.04	Allowance for expected credit losses	(105,000)	86,000
7.02	Inputs Acquired from Third Parties	(50,911,000)	(34,614,000)
7.02.01	Cost of Sales	(32,760,000)	(20,262,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(8,007,000)	(5,988,000)
7.02.03	Impairment Charges / Reversals of Assets	4,000	(508,000)
7.02.04	Others	(10,148,000)	(7,856,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(10,182,000)	(7,862,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	34,000	6,000
7.03	Gross Added Value	134,360,000	86,915,000
7.04	Retentions	(18,502,000)	(16,805,000)
7.04.01	Depreciation, Amortization and Depletion	(18,502,000)	(16,805,000)
7.05	Net Added Value Produced	115,858,000	70,110,000
7.06	Transferred Added Value	3,845,000	1,877,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,816,000	1,019,000
7.06.02	Finance Income	1,360,000	676,000
7.06.03	Others	669,000	182,000
7.06.03.01	Rentals, royalties and others	669,000	182,000
7.07	Total Added Value to be Distributed	119,703,000	71,987,000
7.08	Distribution of Added Value	119,703,000	71,987,000
7.08.01	Employee Compensation	6,776,000	6,763,000
7.08.01.01	Salaries	4,323,000	4,283,000
7.08.01.02	Fringe Benefits	2,189,000	2,227,000
7.08.01.03	Unemployment Benefits (FGTS)	264,000	253,000
7.08.02	Taxes and Contributions	66,883,000	30,229,000
7.08.02.01	Federal	54,447,000	22,910,000
7.08.02.02	State	12,203,000	7,171,000
7.08.02.03	Municipal	233,000	148,000
7.08.03	Return on Third-Party Capital	1,261,000	33,719,000
7.08.03.01	Interest	(400,000)	32,582,000
7.08.03.02	Rental Expenses	1,661,000	1,137,000
7.08.04	Return on Shareholders' Equity	44,783,000	1,276,000
7.08.04.03	Retained Earnings / (Losses) for the Period	44,561,000	1,167,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	222,000	109,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2021, which include the full set of notes.

The Company’s consolidated and individual interim financial information was prepared and presented in accordance with IAS 34 Interim Financial Reporting (Technical Pronouncement – CPC 21 (R1) – Interim Statements), in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and also in accordance with accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities Commission (CVM). All relevant information specific to the financial statements, and only them, are being highlighted, and corresponds to the ones used by the Company’s Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 5, 2022.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2021.

The accounting standards that came into effect on January 1st, 2022 did not have a material effect on these individual and consolidated quarterly information.

Regarding the reform of the reference interest rates (IBOR Reform), the Company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, aimed at adapting the various financial instruments to the new benchmarks. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), the amount of which corresponds to approximately 32% of their financings. Debts indexed to Libor are presented in Note 23.3.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents recommended in accounting practice.

	Consolidated
	03.31.2022	12.31.2021
Cash at bank and in hand	1,222	1,666
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	27,974	10,885
Other investment funds	928	911
	28,902	11,796
- Abroad
Time deposits	33,633	24,050
Automatic investing accounts and interest checking accounts	17,700	20,826
Other financial investments	144	72
	51,477	44,948
Total short-term financial investments	80,379	56,744
Total cash and cash equivalents	81,601	58,410

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

These investments were substantially provided by an operating cash generation of R$52,824, receipts from the sale of assets and interests of R$ 9,255, with emphasis on the receipt of the sale of the interest in the BM-S-8 exploratory block in the amount of R$ 5,066 and proceeds from financing in the amount of R$782.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The main use of these funds in the period ended March 31, 2022 were for debt service, repurchase and redemption of securities in the international capital market and lease payments totaling R$ 17,621, as well as for realization of investments in the amount of R$ 12,338 and the exchange effect on the balances of cash and cash equivalents arising from investments abroad in the amount of R$ 8,227.

3.2.	Marketable securities
		Consolidated
	03.31.2022	12.31.2021
Fair value through profit or loss	3,595	3,630
Amortized cost	2,629	247
Total	6,224	3,877
Current	5,967	3,630
Non-current	257	247

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term. Securities classified as amortized cost mainly refer to investments abroad in time deposits with maturities exceeding three months from the contracting date.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues
	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Gross sales	172,383	108,137
Sales taxes (*)	(30,742)	(21,963)
Sales revenues	141,641	86,174
Diesel	38,875	25,161
Gasoline	19,404	11,068
Liquefied petroleum gas	6,172	5,018
Jet fuel	5,176	2,328
Naphtha	3,182	1,812
Fuel oil (including bunker fuel)	1,911	1,829
Other oil products	6,650	4,815
Subtotal oil products	81,370	52,031
Natural gas	9,028	5,678
Crude oil	9,147	290
Nitrogen products and renewables	343	74
Breakage	539	365
Electricity	1,553	2,970
Services, agency and others	1,239	876
Domestic market	103,219	62,284
Exports	35,110	22,800
Crude oil	25,043	15,462
Fuel oil (including bunker fuel)	9,865	6,598
Other oil products and other products	202	740
Sales abroad (**)	3,312	1,090
Foreign Market	38,422	23,890
Sales revenues	141,641	86,174
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the period from January to March 2022 and 2021, Vibra Energia, formerly BR Distribuidora, represents more than 10% of the company's total sales, mainly impacting the Refining, Transportation and Marketing (RTM) segment.

5.	Costs and expenses by nature

5.1.	Cost of sales
	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services (*)	(30,257)	(14,593)
Depreciation, depletion and amortization	(13,416)	(12,242)
Production taxes	(21,146)	(12,911)
Employee compensation	(2,056)	(2,395)
Total	(66,875)	(42,141)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Materials, third-party services, freight, rent and other related costs	(4,967)	(4,299)
Depreciation, depletion and amortization	(1,038)	(814)
Allowance for expected credit losses	(40)	31
Employee compensation	(114)	(116)
Total	(6,159)	(5,198)

5.3.	General and administrative expenses
	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Employee compensation	(1,036)	(1,013)
Materials, third-party services, rent and other related costs	(403)	(351)
Depreciation, depletion and amortization	(120)	(132)
Total	(1,559)	(1,496)

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.	Other income and expenses
	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Unscheduled stoppages and pre-operating expenses	(1,952)	(1,641)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,307)	294
Pension and medical benefits – retirees	(1,242)	(1,189)
Variable compensation program	(618)	(528)
Gains/(losses) with Commodities Derivatives	(282)	(126)
Profit Sharing	(161)	(157)
Gains / (losses) on decommissioning of returned/abandoned areas	(125)	(35)
Amounts recovered from Lava Jato investigation (**)	60	790
Tax recovery (*)	89	116
Equalization of expenses – Production Individualization Agreements	138	(244)
Expenses/Reimbursements from E&P partnership operations	138	552
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	(183)
Fines imposed on suppliers	355	160
Early termination and cash outflows revision of lease agreements	1,140	395
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,472	257
Others	(375)	9
Total	(1,670)	(1,530)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation, as set out in note 11.
(**) The total amount recovered from Lava Jato Investigation through December 31, 2021 was R$ 6,220, recognized through collaboration and leniency agreements entered into with individuals and legal entities.

7.	Net finance income (expense)

	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Finance income	1,360	676
Income from investments and marketable securities (Government Bonds)	844	160
Others	516	516
Finance expenses	(3,969)	(6,613)
Interest on finance debt	(2,784)	(4,119)
Unwinding of discount on lease liabilities	(1,526)	(1,607)
Discount and premium on repurchase of debt securities	(134)	(1,013)
Capitalized borrowing costs	1,244	1,154
Unwinding of discount on the provision for decommissioning costs	(682)	(1,027)
Other finance expenses and income, net	(87)	(1)
Foreign exchange gains (losses) and indexation charges	5,592	(24,811)
Foreign Exchange (*)	12,535	(18,727)
Reclassification of hedge accounting to the Statement of Income (*)	(7,221)	(6,094)
Recoverable taxes inflation indexation income	108	71
Others	170	(61)
Total	2,983	(30,748)
(*) For more information, see notes 27.3.a and 27.3.c.

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jan-Mar/2022

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Eliminations	Total
Sales revenues	102,567	128,476	17,655	658	(107,715)	141,641
Intersegments	100,949	2,258	4,490	18	(107,715)	−
Third parties	1,618	126,218	13,165	640	−	141,641
Cost of sales	(40,112)	(112,165)	(15,272)	(649)	101,323	(66,875)
Gross profit	62,455	16,311	2,383	9	(6,392)	74,766
Expenses	(252)	(2,781)	(4,616)	(3,515)	(20)	(11,184)
Selling	(10)	(2,139)	(3,974)	(16)	(20)	(6,159)
General and administrative	(68)	(196)	(84)	(1,211)	−	(1,559)
Exploration costs	(408)	−	−	−	−	(408)
Research and development	(909)	(13)	(14)	(145)	−	(1,081)
Other taxes	(76)	(39)	(52)	(144)	−	(311)
Impairment	7	−	3	(6)	−	4
Other income and expenses	1,212	(394)	(495)	(1,993)	−	(1,670)
Net income (loss) before financial results and income taxes	62,203	13,530	(2,233)	(3,506)	(6,412)	63,582
Net finance income (expenses)	−	−	−	2,983	−	2,983
Results in equity-accounted investments	257	1,415	149	(5)	−	1,816
Net Income (loss) before income taxes	62,460	14,945	(2,084)	(528)	(6,412)	68,381
Income taxes	(21,149)	(4,600)	759	(788)	2,180	(23,598)
Net income (loss) of the period	41,311	10,345	(1,325)	(1,316)	(4,232)	44,783
Attributable to:
Shareholders of Petrobras	41,317	10,345	(1,461)	(1,408)	(4,232)	44,561
Non-controlling interests	(6)	−	136	92	−	222
	41,311	10,345	(1,325)	(1,316)	(4,232)	44,783

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Mar/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Eliminations	Total
Sales revenues	63,952	76,741	12,087	836	(67,442)	86,174
Intersegments	62,783	1,282	3,026	351	(67,442)	−
Third parties	1,169	75,459	9,061	485	−	86,174
Cost of sales	(28,636)	(64,975)	(7,271)	(823)	59,564	(42,141)
Gross profit	35,316	11,766	4,816	13	(7,878)	44,033
Expenses	(2,888)	(2,186)	(4,103)	(1,943)	(28)	(11,148)
Selling	(1)	(1,839)	(3,301)	(29)	(28)	(5,198)
General and administrative	(178)	(180)	(94)	(1,044)	−	(1,496)
Exploration costs	(1,196)	−	−	−	−	(1,196)
Research and development	(467)	(11)	(27)	(134)	−	(639)
Other taxes	(91)	(220)	(127)	(143)	−	(581)
Impairment	(538)	−	−	30	−	(508)
Other income and expenses	(417)	64	(554)	(623)	−	(1,530)
Net income (loss) before financial results and income taxes	32,428	9,580	713	(1,930)	(7,906)	32,885
Net finance income (expenses)	−	−	−	(30,748)	−	(30,748)
Results in equity-accounted investments	126	616	215	62	−	1,019
Net Income (loss) before income taxes	32,554	10,196	928	(32,616)	(7,906)	3,156
Income taxes	(11,025)	(3,257)	(242)	9,956	2,688	(1,880)
Net income (loss) of the period	21,529	6,939	686	(22,660)	(5,218)	1,276
Attributable to:
Shareholders of Petrobras	21,533	6,939	558	(22,645)	(5,218)	1,167
Non-controlling interests	(4)	−	128	(15)	−	109
	21,529	6,939	686	(22,660)	(5,218)	1,276

The balance of depreciation, depletion and amortization by business segment is set forth as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Mar/2022	12,941	2,991	562	110	16,604
Jan-Mar/2021	11,872	2,950	582	226	15,630

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	03.31.2022	12.31.2021
Receivables from contracts with customers
Third parties	24,294	27,005
Related parties
Investees (note 28.4)	1,771	2,152
Subtotal	26,065	29,157
Other trade receivables
Third parties
Receivables from divestments (*)	8,684	14,951
Lease receivables	2,038	2,428
Other receivables	3,999	4,866
Related parties
Petroleum and alcohol accounts – receivables from Brazilian Government	2,919	2,822
Subtotal	17,640	25,067
Total trade receivables	43,705	54,224
Expected credit losses (ECL) – Third parties	(7,431)	(7,971)
Expected credit losses (ECL) – Related parties	(136)	(112)
Total trade receivables, net	36,138	46,141
Current	26,849	35,538
Non-current	9,289	10,603

(*)Refers mainly to the amount receivable for the divestment in Nova Transportadora do Sudeste (NTS), received in April 2022, as per explanatory note 30, in addition to Rio Ventura, Roncador, Pampo Enchova, Baúna, Miranga and Maromba.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on March 31, 2022 totaled R$3,343 (R$6,445 as of December 31, 2021).

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the first quarter of 2022, the average term for receiving receivables from contracts from third-party customers, referring to the sale of derivatives in the domestic market, is approximately 1.9 days (1.6 days in 2021). Fuel oil and petroleum exports have an average term of receipt of approximately 11.6 days and 7 days, respectively (15 days and 6.5 days in 2021).

The balance of receivables from divestments was reduced mainly by the receipt of US$ 950 million (R$ 5,066), from the sale of its interest in the exploration block BM-S-8, as per explanatory note 31.4 of the financial statements of December 31, 2021.

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	03.31.2022		12.31.2021
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	29,819	(381)	39,392	(428)
Overdue:
Until 3 months	1,303	(177)	1,214	(144)
3 – 6 months	149	(105)	221	(36)
6 – 12 months	287	(183)	286	(164)
More than 12 months	7,457	(6,585)	8,137	(7,199)
Total	39,015	(7,431)	49,250	(7,971)

9.3.	Changes in provision for expected credit losses
	Consolidated
	03.31.2022	12.31.2021
Opening balance	8,083	8,293
Additions	215	374
Reversals	(133)	(611)
Write-offs	(24)	(213)
Transfer of assets held for sale	−	(42)
Cumulative translation adjustment	(574)	282
Closing balance	7,567	8,083
Current	990	880
Non-current	6,577	7,203
10.	Inventories
	Consolidated
	03.31.2022	12.31.2021
Crude oil	22,163	17,012
Oil products	14,611	13,922
Intermediate products	3,336	2,967
Natural gas and LNG (*)	3,216	1,946
Biofuels	94	106
Fertilizers	47	43
Total products	43,467	35,996
Materials, supplies and others	4,884	4,490
Total	48,351	40,486
(*) Liquefied Natural Gas

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their derivatives and, they are recognized in the statement of income for the period as cost of sales. In the period from January to March 2022, there was a reversal of the provision of R$34 (reversal of R$6 in the period from January to March 2021).

On March 31, 2022, the company had a volume of oil and/or oil product inventory given as guarantee of the Financial Commitment Terms - TCF, signed in 2008 with Petros, in the amount of R$ 14,891. This amount of guarantee is in the process of adjustment due to the partial early settlement of the TCF Pension Difference and TCF Pre-70, carried out in February 2022, which seeks to converge with the current value of the debt, which on March 31, 2022 is R$ 3,027.

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.	Taxes

11.1.      Income tax and social contribution

Current taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Taxes in Brazil
Income taxes	748	745	4,123	3,803	−	−
Income taxes – Tax settlement programs	−	−	245	241	1,646	1,676
	748	745	4,368	4,044	1,646	1,676
Taxes abroad	145	166	527	45	−	−
Total	893	911	4,895	4,089	1,646	1,676

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Net income before income taxes	68,381	3,156
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(23,250)	(1,073)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	1,034	115
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(1,542)	(1,156)
Tax loss carryforwards (unrecognized tax losses)	12	(166)
Non-taxable income (non-deductible expenses), net (**)	134	229
Post-retirement benefit	(722)	(242)
Results of equity-accounted investments in Brazil and abroad	633	413
Others	103	−
Income tax expenses	(23,598)	(1,880)
Deferred income taxes	(10,135)	(1,231)
Current income taxes	(13,463)	(649)
Income tax expenses	(23,598)	(1,880)
Effective tax rate of income taxes	34.5%	59.6%
(*) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.
(**) Includes effect on judicial agreements.

Deferred income taxes - non-current

	Consolidated
	2022	2021
Balance at January 1st	(3,486)	32,509
Recognized in the statement of income for the period	(10,135)	(21,644)
Recognized in shareholders’ equity	(22,824)	(8,235)
Cumulative translation adjustment	(30)	20
Use of tax credits	(3,767)	(6,350)
Others	19	214
Balance at the end of the period	(40,223)	(3,486)
Deferred tax assets	2,962	3,371
Deferred tax liabilities (*)	(43,185)	(6,857)
Balance at the end of the period	(40,223)	(3,486)
(*) The balance of deferred tax liabilities increased in the period, mainly due to the offsetting of tax losses and negative basis of social contribution, the use of the benefit of accelerated tax depreciation and the appreciation of the Real against the U.S. Dollar.

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Nature	Basis for realization	03.31.2022	12.31.2021
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(6,461)	(7,601)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	23,730	24,455
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(76,102)	(72,123)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	(789)	19,475
Leases	Appropriation of consideration	(61)	6,942
Provision for lawsuits	Payment and reversal of the provision	3,674	3,378
Tax losses	Compensation of 30% of taxable income	5,951	10,193
Inventories	Sale, Write-Off and Loss	1,343	1,271
Employee benefits, mainly pension plan	Payment and reversal of the provision	6,620	6,976
Others		1,872	3,548
Total		(40,223)	(3,486)

11.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	2,926	3,712	2,094	2,114	4,445	5,554	−	−
Current / Deferred PIS and COFINS (**)	1,878	2,330	11,683	11,329	1,963	2,786	303	251
PIS and COFINS - Law 9,718/98	−	−	3,337	3,313	−	−	−	−
CIDE	10	31	−	−	204	235	−	−
Production taxes/Royalties	−		−	−	14,502	11,984	117	117
Withholding income taxes	−	−	−	−	486	481	−	−
Tax settlement programs	−	−	−	−	299	374	36	36
Others	238	272	1,390	1,393	660	781	392	392
Total in Brazil	5,052	6,345	18,504	18,149	22,559	22,195	848	796
Taxes abroad	230	255	43	48	114	130	−	−
Total	5,282	6,600	18,547	18,197	22,673	22,325	848	796
(*) Other non-current liabilities are classified as other liabilities.
(**) As of March 31, 2022, includes R$443 (R$576 as of December 31, 2021) in current assets, referring to the exclusion of VAT tax in the PIS and COFINS calculation basis.

PIS and COFINS Law 9,718/98

The company filed common actions against the Federal Government referring to the recovery of amounts paid as PIS/COFINS on financial income and active exchange variations, considering the unconstitutionality of §1 of art. 3 of Law 9,718/98, in the periods between February 1999 and January 2004.

All actions were upheld with a final and unappealable decision. Currently, two actions are in the precatory stage, with values as claimed by the company. Regarding the two remaining cases, both have favorable reports, and in one of them, the Union has already expressed its agreement.

As of March 31, 2022, the amount monetarily restated is R$3,337 (R$3,313 as of December 31, 2021).

12.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	03.31.2022	12.31.2021
Liabilities
Short-term employee benefits	7,066	7,197
Termination benefits	1,294	1,950
Post-retirement benefits	49,006	55,130
Total	57,366	64,277
Current	11,430	11,967
Non-current	45,936	52,310
Total	57,366	64,277

12.1.      Short-term benefits

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Short-term benefits are employee benefits (other than termination benefits) that are expected to be settled wholly before twelve months after the end of the reporting period in which the employees render the related service.

	Consolidated
	03.31.2022	12.31.2021
Variable compensation program - PPP	2,549	2,574
Accrued vacation and Christmas bonus	2,713	2,453
Salaries and related charges and other provisions	1,183	1,505
Profit sharing	621	665
Total	7,066	7,197
Current	7,048	7,178
Non-current	18	19
Total	7,066	7,197

In the period from January to March, in relation to short-term benefits, the company recognized the following amounts in the income statement:

	Consolidated
	Jan-Mar/2022	Jan-Mar/2021
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	3,529	3,579
Variable compensation program	618	528
Profit sharing	161	157
Manager compensations and charges	15	19
Total	4,323	4,283

12.1.1Variable compensation program

Performance award program (PPP)

On September 17, 2021, the Company’s Board of Directors approved changes in the criteria for granting PPP 2021 to employees.

The PPP 2021 model presents, for the activation of the program, in addition to the net income for the year, the declaration and payment of remuneration to shareholders for the year in question approved by the Board of Directors.

The company paid the PPP 2021 to employees in the amount of R$ 640 in March 2022 and R$ 1,755 (R$ 1,641 in the parent company) in April 2022, totaling R$ 2,395, considering compliance with the company's performance metrics company and the individual performance of all employees.

On December 15, 2021, the Board of Directors approved the PPP 2022 for employees. The criteria of the PPP21 model for activating the program were maintained.

In the period from January to March 2022, the company provisioned R$618 (R$581 in the parent company) referring to the employees' variable compensation for the year 2022, recorded in other operating expenses.

Profit Sharing (PLR)

On December 29, 2020, the 17 labor unions representing employees of onshore bases signed the agreement for PLR 2021/2022, within the period determined by the Collective Bargaining Agreement (ACT). Among the maritime bases, three labor union entities signed the agreement within the deadline defined by the ACT.

The PLR 2021/2022 regulation, approved by the Secretariat for Coordination and Governance of State-owned Companies (Sest), of the Federal Government, covers employees who do not occupy remunerated functions and provides for individual limits according to the participants' remuneration. In order for the PLR to be activated in 2021 and 2022, in addition to the PLR agreement having been signed, the following triggers/requirements must be met: i) approval of the distribution of dividends by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) achievement of the average percentage, weighted by weight, of the set of indicators' targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA, to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In January 2022, the company advanced part of the PLR 2021 amount to employees with an estimated discharge for May 30, 2022, in the amount of R$209 (R$191 in the parent company).

In the period from January to March 2022, the company provisioned R$ 161 (R$ 147 in the parent company) referring to the employees' participation in the net income for the year 2022, recorded in other operating expenses.

12.2.      Termination benefits

Termination benefits are those provided in exchange for the termination of labor contract as a result of either: i) an entity’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of its employment.

The company has voluntary termination programs (PDV), incentive retirement programs (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity advantages whose enrollment deadlines have already been closed, totaling 11,431 adhesions accumulated until March 31, 2022 (11,418 adhesions until December 31, 2021).

The change in the provision as of March 31, 2022 is shown below:

	Consolidated
	03.31.2022	12.31.2021
Opening Balance	1,950	4,678
Effects in the statement of income	20	(62)
Enrollments	23	168
Revision of provisions	(3)	(230)
Effect in cash and cash equivalents	(676)	(2,666)
Use due to termination	(676)	(2,666)
Saldo final	1,294	1,950
Current	695	1,157
Non Current	599	793

The recognition of the provision for expenses with the retirement programs occurs as the employees join.

The company deferred the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

As of March 31, 2022, of the total provisioned, the amount of R$284 corresponds to the second installment of 947 terminated employees and the amount of R$1,010 corresponds to 1,842 employees enrolled in the voluntary termination programs scheduled to leave by December 2023.

12.3.      Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	03.31.2022	12.31.2021
Liabilities
Health Care Plan: Saúde Petrobras	25,392	25,029
Petros Pension Plan - Renegotiated (PPSP-R)	16,214	18,042
Petros Pension Plan - Non-renegotiated (PPSP-NR)	3,704	3,672
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	1,477	4,557
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	1,250	2,851
Petros 2 Pension Plan (PP-2)	960	918
Other plans	9	61

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Total	49,006	55,130
Current	3,687	3,632
Non-current	45,319	51,498

Health Care Plan

The health care plan, named “Saúde Petrobras” by the beneficiaries, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses is established in the collective bargaining agreement (ACT), being 60% (sixty percent) by the company and 40% (forty percent) by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the company has a different recognition methodology than that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar.

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor for calculating the actuarial commitment are shown below:

	12.31.2021
	PPSP-R	PPSP-NR
Accumulated deficit according to CNPC – Petros Foundation	7,746	776
Financial assumptions (interest rate and inflation)	(6,252)	(2,033)
Ordinary and extraordinary sponsor contributions	12,223	3,636
Changes in value of plan assets (*)	8,074	3,029
Others (calculation methodology, etc.)	808	1,115
Net actuarial liability according to CVM - Sponsor Company	22,599	6,523
(*) Includes balance of accounts receivable arising from the Financial Commitment Term - TCF signed with Petrobras, which Petros recognizes as equity.

On March 28, 2022, the Petros Deliberative Council approved the financial statements of the pension plans for the year 2021, sponsored by the company.

12.3.1.	Amounts in the financial statements related to defined benefit plans

Represents the company's obligation, net of collateral assets when applicable, discounted to present value and calculated annually by an independent actuary, in accordance with the methodology established in IAS 39/CPC 33 (R1) - Employee Benefits, approved by CVM Deliberation No. 695/2012.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

	Consolidated
	2022
	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras		Total
Balance on January 1st	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	591	187	42	785	−	1,605
Current service cost	12	2	17	135	−	166
Interest cost, net	579	185	25	650	−	1,439
Cash effects	(5,499)	(1,756)	−	(422)	−	(7,677)
Contributions paid	(284)	(89)	−	(422)	−	(795)
Payments related to Term of financial commitment (TFC)	(5,215)	(1,667)	−	−	−	(6,882)
Other changes	−	−	−	−	(52)	(52)
Balance of actuarial liability as of March 31	17,691	4,954	960	25,392	9	49,006
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
	Consolidated
	2021
	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras		Total
Balance on January 1st (**)	39,102	14,012	2,477	27,836	76	83,503
Recognized in income – cost and expenses	2,510	947	383	7,420	(45)	11,215
Past service cost	(5)	(1)	−	4,518	−	4,512
Current service cost	72	5	198	844	(50)	1,069
Interest cost, net	2,345	914	185	2,058	5	5,507

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Interest on the obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Recognized in Equity - other comprehensive income	(11,929)	(5,308)	(1,942)	(8,590)	34	(27,735)
Remeasurement: actuarial (gains)/losses	(11,929)	(5,308)	(1,942)	(8,590)	34	(27,735)
Cash effects	(7,084)	(3,128)	−	(1,633)	(3)	(11,848)
Contributions paid (***)	(2,514)	(453)	−	(1,633)	(3)	(4,603)
Payments of obligations with contribution for the revision of the lump sum death benefit	(1,797)	(536)	−	−	−	(2,333)
Payments related to Term of financial commitment (TFC)	(2,773)	(2,139)	−	−	−	(4,912)
Other changes	−	−	−	(4)	(1)	(5)
Balance of actuarial liability as of December 31	22,599	6,523	918	25,029	61	55,130
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)Includes obligation with contributory contribution for reviewing the lump sum death benefit.
(***) Includes the payment of the contribution for migration to the defined contribution plan PP3 of R$ 1,274.

The net expense with pension and health plans is presented below:

	Pension Plans			Health Care Plan	Other Plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras		Total
Related to active employees (cost and expenses)	45	7	24	287	−	363
Related to retired employees (other income and expenses)	546	180	18	498	−	1,242
Expense in the statement of income - Jan-Mar/2022	591	187	42	785	−	1,605
Related to active employees (cost and expenses)	72	13	80	371	1	537
Related to retired employees (other income and expenses)	551	210	19	341	−	1,121
Obligations with contribution for the revision of the lump sum death benefit	52	16	−	−	−	68
Expense in the statement of income - Jan-Mar/2021	675	239	99	712	1	1,726
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

12.3.2. Contributions

In the period from January to March 2022, the company contributed a total of R$7,677 to the defined benefit plans, which reduced the balance of obligations, as shown in Note 12.3.1. Of this amount, it includes the partial early settlement of the Financial Commitment Term, in the amount of R$6,882, carried out on February 25, 2022.

Additionally, there was a contribution of R$ 242 (R$ 217 for the period from January to March 2021) to the defined contribution portion of the PP2 plan and R$ 2 of the PP3 plan, which were recognized in costs and income for the year.

The collection of contributions to the PP3 plan began in August 2021.

13.	Provisions for legal proceedings

13.1  Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) non-payment of social security contributions on bonuses;
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and production taxes, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims, specially: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State of São Paulo Park.

Provisions for legal proceedings are set out as follows:

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Current and Non-current liabilities	03.31.2022	12.31.2021
Labor claims	4,093	3,995
Tax claims	1,903	1,705
Civil claims	5,026	4,581
Environmental claims	1,085	982
Total	12,107	11,263

	Consolidated
	03.31.2022	12.31.2021
Opening Balance	11,263	11,427
Additions, net of reversals	1,070	2,864
Use of provision	(421)	(3,894)
Accruals and charges	253	809
Others	(58)	57
Closing balance	12,107	11,263

In the preparation of the interim financial information for the period ended on March 31, 2022, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to March 2022, the increase in liabilities is mainly due to changes in the following cases: (i) R$268 for the transfer to probable loss in a lawsuit that discusses the state monopoly of piped gas services; (ii) R$262 in the provision for civil litigation involving contractual matters; and (iii) R$123 in the provision for fines for non-compliance with ancillary obligations.

13.2  Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2022	12.31.2021
Tax	34,257	32,310
Labor	4,501	4,443
Civil	7,939	7,113
Environmental	564	566
Others	341	426
Total	47,602	44,858

	Consolidated
	03.31.2022	12.31.2021
Opening Balance	44,858	37,838
Additions	2,117	6,160
Use	(119)	(593)
Accruals and charges	833	1,428
Others	(87)	25
Closing balance	47,602	44,858

In the period from January to March 2022, the company made judicial deposits in the amount of R$2,117, including: (i) R$650 referring to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$395 referring to Corporate Income Tax and Social Contribution for not adding the income of subsidiaries and affiliates domiciled abroad to the parent company's Corporate Income Tax and Social Contribution calculation basis; (iii) R$ 323 referring to the levy of CIDE and PIS/COFINS, related to the charter of platforms; (iv) R$ 172 referring to Corporate Income Tax and Social Contribution in the deduction of expenses with Petros; (v) R$152 referring to tax regularization on municipal tax credits; and (vi) R$232 referring to several judicial deposits of a tax nature.

13.3  Contingent liabilities

As of March 31, 2022, the contingent liabilities plus interest and monetary restatement, estimated for legal proceedings, whose probability of loss is considered possible, are presented in the following table:

	Consolidated
Nature	03.31.2022	12.31.2021
Tax	154,116	138,312
Labor	41,061	40,022
Civil – General	32,907	31,921
Civil – Environmental	6,851	6,652
Total	234,935	216,907

The main contingent liabilities are:

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (Corporate Income Tax and Social Contribution); (iii) tax on services provided offshore (ISS); (iv) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (v) collection and crediting of ICMS VAT tax by several states; (vi) collection of social security contributions over payments of bonuses, and (vii) collection of custom duties and fines related to imports under the Repetro regime in the Frade consortium.
•	Labor matters comprising collective actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil lawsuits, highlighting: (i) administrative and legal proceedings that discuss differences in special participations and royalties in different fields; (ii) fines from regulatory agencies; and (iii) claims involving contracts;
•	Environmental matters with emphasis on indemnities and reparations for environmental damages and fines related to the company's operation.

In the period from January to March 2022, the increase in liabilities arises mainly from: (i) R$ 11,612 referring to the notice of infraction, for the collection, by joint liability, of customs taxes and fines arising from the importation of goods under the Repetro regime, for use in the Frade consortium; (ii) R$1,866 referring to administrative and judicial proceedings that discuss the difference in special participation and royalties in different fields, including unification of fields; (iii) R$1,036 referring to lawsuits involving VAT Tax collection on imports in operations with liquefied petroleum gas derived from natural gas; (iv) R$952 referring to class actions that require a review of the methodology used to calculate the Minimum Remuneration by Level and Regime (RMNR); (v) R$ 673 related to the collection of Service Tax (ISS) on services in maritime waters; (vi) R$ 516 referring to the levy of CIDE and PIS/COFINS related to the chartering of platforms; (vii) R$436 referring to actions involving the collection of VAT Tax on state funds; (viii) R$378 referring to lawsuits involving the levy of PIS and COFINS on ship or pay contracts and charters of aircraft and vessels; (ix) R$452 referring to civil litigation involving contractual matters. These effects were partially offset by: (x) R$1,576 for the review of amounts and transfer to probable loss and remote loss in lawsuits that discuss the state monopoly of piped gas services.

13.4  RMNR - Minimum Remuneration by Level and Work Regime

There are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned only three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. However, the Federal Supreme Court (STF) suspended the effects of the decision rendered by the TST and determined the national suspension of the ongoing processes related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Justice granted the Extraordinary Appeal filed in one of the proceedings to reestablish the judgment that dismissed the copyright requests, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions, reversing the decision of the TST.

In February 2022, the judgment of the grievances filed by the plaintiff and several amici curiae began. The judgment is currently underway in the First Panel of the Federal Supreme Court, with 3 votes in favor of the company, confirming that the prevailing understanding is in the sense of recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions. Considering that the last minister to speak up requested a view, the trial was suspended pending the presentation of the vote by Minister Vistor.

As of March 31, 2022, there are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's interim financial information, R$ 798 of which classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings , and R$33,957 classified as possible loss.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.5  Class action and related proceedings

On May 26, 2021, the District Court of Rotterdam ruled that the class action against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers must proceed and that the arbitration clause in Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation. However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

The collective action moved to the phase of discussion of the merits issues. For more information, see explanatory note 18.4.1 to the financial statements for the year ended December 31, 2021.

In the Argentine arbitration, in which Petrobras is held liable for an alleged loss of market value of Petrobras' shares in Argentina, due to the unfolding of Lava Jato Operation, detailed in item 18.5 of the financial statements for the year ended on December 2021, the appeal presented by the Association has not yet been judged by the Argentine Supreme Court.

As for the criminal actions in Argentina, detailed in item 18.6 of the financial statements for the year ended December 31, 2021, with regard to the criminal action related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its pre-2015 financial statements, on October 21, 2021, after an appeal by the Association, the Court of Appeals overturned the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take some steps to certify whether the company could be considered criminally immune in Argentina for a later reassessment of the matter. Petrobras appealed against this decision, but the appeal was not admitted by the Court of Cassation on April 20, 2022, so immunity from jurisdiction will be reassessed by the lower court. On that same occasion, the Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal, still pending judgment. Petrobras presented other procedural defenses, which are still subject to appeals before the Argentine Court of Appeal. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

Regarding the other criminal action for alleged non-compliance with the obligation to publish as a “material fact” in the Argentine market the existence of a class action brought by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, there were no relevant events in the period from January to March of 2022.

13.6Arbitrations in Brazil

In the period from January to March 2022, there were no events that changed the assessment and information about arbitrations in Brazil.

For more information, see note 18.4.2 to the financial statements for the year ended December 31, 2021.

13.7Tax recoveries under dispute

13.7.1. Compulsory Loan – Eletrobrás

During the period from January to March 2022, there were no events that modified the evaluation of this process. For more information, see explanatory note 18.7.2 to the financial statements for the year ended December 31, 2021.

13.7.2. Lawsuits brought by Natural Gas Distributors and others

During the period from January to March 2022, Petrobras obtained, in the Superior Court of Justice, the suspension of the preliminary decision obtained by CEGÁS, which granted the extension of its contract for 6 months. For more information, see explanatory note 18.7.3 to the financial statements for the year ended December 31, 2021.

14.	Provision for decommissioning costs
	Consolidated
	03.31.2022	12.31.2021
Opening balance	87,160	97,595
Adjustment to provision	179	(6,628)
Transfers related to liabilities held for sale (*)	(3,125)	(3,804)
Payments made	(1,041)	(3,935)
Interest accrued	635	3,902
Others	(71)	30
Total	83,737	87,160

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

(*) In the period from January to March 2022, refers to transfers of R$ 165 related to the North Capixaba Pole, in Espírito Santo, and R$ 2,960 related to the Potiguar Pole, in Rio Grande do Norte, as per explanatory note 22 . In 2021, it mainly refers to concessions in Sergipe-Alagoas, in the Campos Basin and in Espírito Santo, as per explanatory note 31.

15.	Property, plant and equipment
15.1	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2021	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Additions	−	8,914	31,073	22	37,179	77,188	77,702
Additions to / review of estimates of decommissioning costs	−	−	−	(6,046)	−	(6,046)	(6,056)
Capitalized borrowing costs	2	−	5,217	−	−	5,219	5,145
Signing bonus transfer	−	−	−	61,395	−	61,395	61,395
Write-offs	(214)	(3,082)	(3,217)	(8,692)	(1,506)	(16,711)	(16,706)
Transfers	(1,472)	16,039	(16,967)	9,382	11	6,993	(179)
Transfers to assets held for sale	(292)	(15,451)	(3,046)	(4,406)	(84)	(23,279)	(17,423)
Depreciation, amortization and depletion	(532)	(22,833)	−	(23,472)	(23,070)	(69,907)	(74,558)
Impairment recognition	−	(2,089)	(9)	(152)	(23)	(2,273)	(2,272)
Impairment reversal	−	9,623	615	9,953	180	20,371	20,219
Cumulative translation adjustment	(2)	410	509	104	1	1,022	−
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	144,831	345,470	147,222	1,207,658	1,154,481
Accumulated depreciation, amortization, depletion and impairment (****)	(9,468)	(250,894)	(50,401)	(145,424)	(52,065)	(508,252)	(437,126)
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Additions	−	991	8,043	5	5,142	14,181	13,888
Additions to / review of estimates of decommissioning costs	−	−	−	54	−	54	−
Capitalized borrowing costs	−	−	1,236	−	−	1,236	1,221
Write-offs	(1)	(142)	(344)	(20)	(176)	(683)	(349)
Transfers	282	5,502	(11,804)	6,161	(6)	135	117
Transfers to assets held for sale	(50)	(3,001)	(910)	(3,439)	2	(7,398)	(7,400)
Depreciation, amortization and depletion	(111)	(6,093)	−	(6,640)	(5,713)	(18,557)	(19,342)
Impairment reversal (note 17)	−	4	−	−	−	4	4
Cumulative translation adjustment	(4)	(47)	(1,077)	(195)	(4)	(1,327)	−
Balance at March 31, 2022	13,418	293,685	89,574	195,972	94,402	687,051	705,494
Accumulated cost	22,651	544,277	138,040	340,629	146,902	1,192,499	1,141,885
Accumulated depreciation, amortization, depletion and impairment (****)	(9,233)	(250,592)	(48,466)	(144,657)	(52,500)	(505,448)	(436,391)
Balance at March 31, 2022	13,418	293,685	89,574	195,972	94,402	687,051	705,494
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) Composed of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea production equipment and flow of oil and gas depreciated by the method of the units produced.

(**) Balances by business segment are presented in note 21.

(***) Composed of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proven reserves and other expenses directly linked to exploration and production, except production platforms.

(****) In the case of lands and assets under construction, it refers only to impairment losses.

The rights-of-use comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
2021
Accumulated cost	74,562	62,875	9,785	147,222	160,538
Accumulated depreciation, amortization, depletion and impairment	(19,652)	(29,410)	(3,003)	(52,065)	(54,117)
Balance at December 31, 2021	54,910	33,465	6,782	95,157	106,421
2022
Accumulated cost	73,730	64,397	8,775	146,902	160,212
Accumulated depreciation, amortization, depletion and impairment	(20,024)	(29,979)	(2,497)	(52,500)	(54,822)
Balance at March 31, 2022	53,706	34,418	6,278	94,402	105,390

15.2Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes related to the Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde and others.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The change in the amount payable, classified in trade payables, is shown below:

	Consolidated
	03.31.2022	12.31.2021
Initial balance	2,033	1,925
Additions/write-offs in Property, Plant and Equipment	(169)	(359)
Other operating (income) expenses	(138)	467
Final balance	1,726	2,033

As of March 31, 2022, Petrobras has an estimate of amounts payable for the execution of the AIP submitted for approval by the ANP of R$1,726 (R$2,033 as of December 31, 2021). In the period from January to March 2022, these agreements resulted in the recognition of additions and write-offs to property, plant and equipment, in addition to other net income of R$138 (R$244 in other operating expenses in the same period in 2021), reflecting the best estimate available of the assumptions used in the estimation of the calculation basis and the sharing of relevant assets in areas to be equalized.

15.3Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used to determine the amount of borrowing costs without a specific destination, to be capitalized as an integral part of assets under construction, was 6.01% p.a. in the period from January to March 2022 (5.55% p.a. in the period from January to March 2021).

16	Intangible assets
16.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at January 1st, 2021	76,464	1,089	125	77,678	77,258
Addition	568	893	−	1,461	1,357
Capitalized borrowing costs	−	25	−	25	25
Write-offs	(63)	(19)	(2)	(84)	(62)
Transfers	(513)	17	−	(496)	(206)
Signature Bonuses Transfers	(61,395)	−	−	(61,395)	(61,395)
Amortization	(29)	(292)	−	(321)	(295)
Impairment reversal	−	6	−	6	−
Cumulative translation adjustment	5	−	−	5	−
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated Cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Addition	20	192	−	212	186
Capitalized borrowing costs	−	8	−	8	8
Write-offs	(4)	(4)	−	(8)	(4)
Transfers	(17)	1	−	(16)	−
Amortization	(5)	(89)	−	(94)	(89)
Impairment accrual	−	(6)	−	(6)	−
Cumulative translation adjustment	(7)	(1)	(1)	(9)	−
Balance at March 31, 2022	15,024	1,820	122	16,966	16,783
Accumulated Cost	15,301	7,484	122	22,907	21,957
Accumulated amortization and impairment	(277)	(5,664)	−	(5,941)	(5,174)
Balance at March 31, 2022	15,024	1,820	122	16,966	16,783
Estimated useful life in years	(**)	5	Indefinite

(*) Comprised mainly of signature bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents and others.

(**) Comprised mainly of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.2	Surpluses from Transfer of Rights

Búzios

The expenses incurred by Petrobras in the ordinary operations of the area bid for the benefit of the consortium, carried out prior to the start of the Agreement, and not included in the total amount of compensation, in the updated amount of R$ 319, were reimbursed to Petrobras by the partners CNODC and CNOOC in February 2022.

Additionally, on March 4, 2022, Petrobras signed an agreement with its partner CNOOC Petroleum Brasil Ltda. (CPBL) for the transfer of 5% of its interest in the Production Sharing Contract for the Surplus Volume of the Assignment Agreement in the Búzios field, in the pre-salt layer of the Santos basin. The agreement results from the share purchase option exercised by CPBL on September 29, 2021.

The amount to be received in cash by Petrobras at the closing of the transaction is US$ 2,120 million, referring to the compensation and reimbursement of the signing bonus for the additional participation of CPBL, subject to the usual adjustments in this type of contract between the base date and the date of closing and compliance with conditions precedent, such as authorization by the Administrative Council for Economic Defense (CADE), recommendation for approval of the Assignment by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and approval by the Ministry of Mines and Energy (MME ).

After the completion of the transaction, Petrobras will hold an 85% interest in the Production Sharing Agreement for the Excess Volume of the Assignment Agreement for the Búzios field, CPBL will hold a 10% interest and CNODC Brasil Petróleo e Gás Ltda., 5%. The total interest in this Búzios Co-participation Agreement, including the installments of the Assignment Agreement and the BS-500 Concession Agreement (100% of Petrobras) will be 88.99% of Petrobras, 7.34% of CPBL and 3, 67% of CNODC.

As of March 31, 2022, the assets related to these operations are classified as assets held for sale. For more information, see explanatory note 31 to the financial statements for the year ended December 31, 2021.

17	Impairment

The company assesses the recoverability of assets annually, or when there is an indication of devaluation. In the period from January to March 2022, net reversals due to devaluation of property, plant and equipment were recognized in the income statement, in the amount of R$ 4, mainly due to the sale of drilling rigs that were out of operation and leased by UTE Termocaçari.

In the period from January to March 2021, net losses due to devaluation of property, plant and equipment were recognized in the income statement for the period, in the amount of R$ 508:

•	Equipment and facilities linked to production activity – Brazil: the company decided to permanently stop the P-33 platform in the Marlim field, which led to its exclusion from the CGU Polo Norte and classification as an isolated asset, with the recognition of losses for devaluation in the amount of R$689; and
•	Equipment and facilities linked to production activities – Abroad: the company decided to relocate equipment from platforms P-72 and P-73 to producing fields in the Santos Basin. As a result, considering the expectation of future cash generation, it recognized a reversal of impairment losses in the amount of R$151.
18	Exploration and evaluation of oil and gas reserves

Changes in capitalized costs related to exploratory wells and the balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproved reserves, are presented in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2022	12.31.2021
Property plant and equipment
Opening Balance	11,127	15,716
Additions	344	2,492
Write-offs	(68)	(1,025)
Transfers	(48)	(6,099)
Cumulative translation adjustment	(97)	43
Closing Balance	11,258	11,127
Intangible Assets	14,376	14,376
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	25,634	25,503
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash flows used related to oil and gas exploration and evaluation activities are set out in the following table:

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2022	2021
Exploration costs recognized in the statement of income	Jan-Mar	Jan-Mar
Geological and geophysical expenses	278	369
Exploration expenditures written off (includes dry wells and signature bonuses)	114	740
Contractual penalties	9	84
Other exploration expenses	7	3
	408	1,196

Cash used in:
Operating activities	285	372
Investment activities	395	628
	680	1,000

19	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,818 of which R$ 8,818 were still in force, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,933 and bank guarantees of R$ 1,885.

20	Investments
20.1	Changes in investment (Parent Company)
	Balance at 12.31.2021	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 03.31.2022
Subsidiaries	264,102	−	(295)	5,725	(42,024)	−	1	227,509
Joint operations	180	−	−	13	−	−	−	193
Joint ventures	109	45	−	30	−	(1)	(6)	177
Associates (*)	5,416	−	−	1,403	(1,272)	1,296	−	6,843
Total	269,807	45	(295)	7,171	(43,296)	1,295	(5)	234,722
Other investments	18	−	−	−	−	−	−	18
Total	269,825	45	(295)	7,171	(43,296)	1,295	(5)	234,740
Results of companies classified as held for sale				42		−
				7,213		1,295
(*) Includes Braskem.

20.2	Changes in investment (Consolidated)
	Balance at 12.31.2021	Investments	Restructuring, capital decrease and others	Transfer to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 03.31.2022
Joint ventures	2,839	46	47	(12)	359	(416)	(1)	(254)	2,608
Associates (*)	5,569	3	(56)	−	1,457	(1,295)	1,296	−	6,974
Other investments	19	−	−	−	−	−	−	−	19
Total	8,427	49	(9)	(12)	1,816	(1,711)	1,295	(254)	9,601
(*) Includes Braskem S / A.
21	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 03.31.2022
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	35,602	82,586	18,524	100,639	(37,839)	199,512
Non-current assets	591,582	122,785	39,619	45,164	−	799,150
Long-term receivables	33,284	13,937	3,189	35,122	−	85,532
Investments	1,909	6,892	662	138	−	9,601
Property, plant and equipment	541,606	101,417	35,380	8,648	−	687,051
Operating assets	477,877	87,276	25,211	7,113	−	597,477
Under construction	63,729	14,141	10,169	1,535	−	89,574
Intangible assets	14,783	539	388	1,256	−	16,966
Total Assets	627,184	205,371	58,143	145,803	(37,839)	998,662

Consolidated assets by operating segment - 12.31.2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879
Total Assets	631,412	191,898	59,087	122,215	(31,661)	972,951

22	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	03.31.2022					12.31.2021
	E&P	RT&M	Gas & Power	Corporate and other segments	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	40	−	40	72
Trade receivables	−	−	189	−	189	175
Inventories	−	447	3	−	450	408
Investments	1	1	1,567	−	1,569	1,599
Property, plant and equipment	17,239	739	4	−	17,982	11,023
Others	−	9	666	5	680	618
Total	17,240	1,196	2,469	5	20,910	13,895
Liabilities on assets classified as held for sale
Trade Payables	−	−	6	−	6	9
Finance debt	−	−	−	5	5	5
Provision for decommissioning costs	7,164	−	−	−	7,164	4,646
Others	−	−	194	−	194	180
Total	7,164	−	200	5	7,369	4,840

22.1          Transactions pending closing at March 31, 2022

In operations carried out in previous periods, the main assets and liabilities classified as held for sale include: (i) all of its interest in the Peroá Complex; (ii) total interest in the Papa-Terra production field; (iii) onshore fields in Bahia, Ceará, Espírito Santo and Sergipe; (iv) Gaspetro; (iv) REMAN Refinery; (v) SIX; and (vi) additional interest of 5% related to Assignment of Right Surpluses - Búzios (explanatory note 16.2 – Intangible assets).

The description of these operations was presented in note 31 of the financial statements as of December 31, 2021.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In relation to the divestment in REMAN, on March 8, 2022, CADE published a statement declaring the Concentration Act to be complex and ordering the performance of due diligence on the process of selling the REMAN refinery to Ream Participações S.A., whose agreement was signed in August 2021. The Concentration Act process requires due diligence related to a more in-depth analysis of the transaction and its effects on downstream refining markets and possible competitive impacts. The conclusion of this process is expected to take place between 240 and 330 days from November 2021. Petrobras is collaborating with CADE to obtain approval for the transaction within the legal deadline.

Additionally, in the period from January to March 2022, new contracts were signed and, together with the operations carried out in previous periods, comprise the assets and liabilities held for sale on March 31, 2022, as shown below:

Transaction	Buyer	Approval date for signature	Amount (*)	Other information
Sale of the entire interest in a set of 22 concessions for onshore and shallow water production fields, together with their processing, refining, logistics, storage, transport and outflow of oil and natural gas infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called Pole Potiguar.	3R Potiguar S.A., wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A.	Jan/2022	US$ 1,385 million	a
Sale of the entire interest in a set of 4 concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Polo Norte Capixaba.	Seacrest Petróleo SPE Norte Capixaba Ltda., wholly-owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.	Feb/2022	US$ 478 million	b

(*) Transaction value, which does not include contingent assets, when contractually provided.

a) Sale of assets of the Potiguar Pole

The conditions and terms of receipt will be as follows: (a) US$ 110 million received on the date of execution of the purchase and sale agreement; (b) US$1.04 billion upon closing of the transaction and (c) US$235 million to be paid in 4 annual installments of US$58.75 million, beginning in March 2024.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of conditions precedent, such as approval by the ANP.

b) Sale of assets in the Capixaba North Pole

The conditions and terms of receipt will be as follows: (a) US$ 35.85 million received on the date of execution of the agreement; (b) US$442.15 million at the closing of the transaction and (c) up to US$66 million in contingent payments provided for in contracts, depending on future Brent quotations.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of certain conditions precedent, such as approval by the ANP.

22.2          Completed operations

The main asset sales operations are presented below:

Transaction	Buyer	Signature date (S) and closing date (C)	Sale amount (*) (**)	Closing amount in other currencies (***)	Gain (loss) (****)	Other information (*****)
Sale of the entire interest in a set of seven land and shallow water concessions called Alagoas Pole and the Natural Gas Processing Unit in Alagoas.	Petromais Global Exploração e Produção S.A., currently Origem Energia S.A.	Jul/2021 Feb/2022	1,564	US$ 300 million	1,740	a

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1,564	1,740

(*) Amount agreed upon signing the transaction, plus closing price adjustment, when provided for in the contract.
(**) The amount of “Receipts from the sale of assets (Disinvestments) in the Statement of Cash Flows” is mainly composed of amounts from the Divestment Program: partial receipt of operations this year, installments of operations from previous years and advances related to uncompleted operations.
(***) Contractual value and price adjustments of operations traded in a currency other than the Brazilian real.

(****) Recognized in "Income from disposals, write-off of assets and result on remeasurement of equity interests" - explanatory note 6 - Other (expenses) net operating income.

(*****) Describes terms, conditions precedent and other information.

The operations were concluded after the fulfillment of conditions precedent.

a) Sale of Polo Alagoas assets

The transaction was concluded with the receipt of US$ 60 million on the date of execution of the purchase and sale agreement and US$ 240 million at the closing of the transaction.

22.3          Price adjustments – Transactions completed in previous years

a) Sale of RLAM

On November 30, 2021, Petrobras finalized the sale of its entire interest in Refinaria de Mataripe S.A., the company that owns Refinaria Landulpho Alves (RLAM) to the company MC Brazil Downstream Participações S.A., as per explanatory note 31.2 of the financial statements for the year ended on December 31, 2021. As part of the negotiation, which provided for a final adjustment of the acquisition price, Petrobras recognized in February 2022 the amount of R$368 (US$68 million) in other operating income.

The amount is still subject to eventual residual adjustment between the parties based on the documentation to be presented.

22.4          Contingent assets on asset sales – Transactions completed in prior years

a) Pampo and Enchova

On July 15, 2020, Petrobras finalized the sale of its entire interest in the ten fields that make up the Pampo and Enchova Complexes to Trident Energy do Brasil Ltda, as per explanatory note 32.2 of the financial statements for the year ended December 31, 2020 Among the conditions agreed are receipts conditioned to Brent scenarios, with a value of up to US$ 650 million. Of this contingent amount, the company recognized in 2021 the amount of R$ 194 (equivalent to US$ 36 million), in other operating income. This amount was updated by the exchange rate for the period and received by the company on March 31, 2022 in the amount of R$169.

In March 2022, the company recognized an additional amount of R$370 (equivalent to US$77 million) in other operating income. This amount will be updated until receipt, which is scheduled for March 31, 2023.

b) Miranga Pole

In December 2021, Petrobras completed the full sale of its interest in the nine onshore exploration and production fields, called Polo Miranga, located in the State of Bahia to SPE Miranga S.A., a subsidiary of PetroRecôncavo S.A., as per explanatory note 31.2 to the financial statements as of December 31, 2021.

Among the agreed conditions are expected receipts conditioned to Brent scenarios in the total amount of US$ 85 million. Of this contingent amount, the company recorded in 2021 the amount of R$ 84 (equivalent to US$ 15 million), as other operating income. In March 2022, an additional amount of R$60 (equivalent to US$12.5 million) was recognized. The amounts will be updated according to the Brent variation and their receipt is scheduled for March 31, 2023.

c) Baúna Field

In November 2020, Petrobras finalized the sale of its entire stake in the Baúna field (concession area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo e Gás Ltda., a subsidiary of Karoon Energy Ltd, as per explanatory note 32.2 of the financial statements as of December 31, 2020.

Among the agreed conditions are receipts conditioned to Brent scenarios, with a value of up to US$ 285 million. Of this contingent amount, the company recognized in 2021 the amount of R$95 (equivalent to US$17 million), in other operating income. In March 2022, the company recognized an additional amount of R$313 (equivalent to US$61 million) in other operating income. This amount will be updated until receipt, which is scheduled for January 31, 2023.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.5          Other Operations

On March 23, 2022, the process of closing Participações em Complexos Bioenergéticos S.A. - PCBios was concluded, in which Petrobras held 50%. The dissolution and liquidation of PCBios were approved at the company's Extraordinary General Meeting. There were no effects on the statement of income.

23	Finance debt
23.1	Balance by type of finance debt
	Consolidated
	03.31.2022	12.31.2021
Banking Market	6,411	6,904
Capital Market	14,129	13,975
Development banks (*)	4,162	4,291
Others	36	39
Total	24,738	25,209
Banking Market	40,826	47,573
Capital Market	88,601	108,968
Export Credit Agency	12,828	16,468
Others	826	1,006
Total	143,081	174,015
Total finance debt	167,819	199,224
Current	17,957	20,316
Noncurrent	149,862	178,908

(*) Includes BNDES, FINAME, FINEP and New Development Bank (NDB)

The amount classified in current liabilities is composed of:

	Consolidated
	03.31.2022	12.31.2021
Short-term debt	621	602
Current portion of long-term debt	15,295	17,093
Accrued interest on short and long-term debt	2,041	2,621
Total	17,957	20,316

The capital market balance is mainly composed of R$85,365 in global notes, issued abroad by PGF, and R$13,243 in debentures, issued in Brazil by Petrobras.

The global notes mature between 2024 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 87%, 3% and 10% of the total of global notes, respectively.

The debentures, with maturities between 2024 and 2034 and without guarantees, are not convertible into shares.

As of March 31, 2022, there were no defaults, breaches of covenants (breaches) or adverse changes in clauses that resulted in changes in the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2021.

23.2	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2020	Proceeds from financings	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cummulative Translation Adjustment	Transfer to Liabilities associated with Assets Held for Sale	Modification of contractual cash flows	Balance at 12.31.2021
In Brazil	46,009	−	(22,346)	(1,425)	1,706	1,265	−	−	−	25,209
Abroad	234,029	9,647	(85,125)	(10,922)	12,959	1,074	12,353	−	−	174,015
Total	280,038	9,647	(107,471)	(12,347)	14,665	2,339	12,353	−	−	199,224
Debt restructuring			(5,838)
Deposits linked (***)			(240)	192
Net cash of financing activities		9,647	(113,549)	(12,155)

(*) Includes prepayments.

(**) Includes allocations of goodwill, discounts and associated transaction costs.

(***) Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Balance at 12.31.2021	Proceeds from financings	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cummulative Translation Adjustment	Modification of contractual cash flows	Transfer to Liabilities associated with Assets Held for Sale	Balance at 03.31.2022
In Brazil	25,209	−	(749)	(479)	516	241	−	−	−	24,738
Abroad	174,015	782	(5,423)	(2,291)	2,177	(3,891)	(22,288)	−	−	143,081
Total	199,224	782	(6,172)	(2,770)	2,693	(3,650)	(22,288)	−	−	167,819
Debt restructuring			(134)
Deposits linked (***)			(1,377)	(252)
Net cash of financing activities		782	(7,683)	(3,022)
(*) Includes prepayments.
(**) Includes allocations of goodwill, discounts and associated transaction costs.
(***) Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

In the period from January to March 2022, liability management was carried out in order to improve the debt profile and better adapt to the maturation terms of long-term investments.

The company settled several loans and financing, in the amount of R$10,705, highlighting the repurchase and redemption of R$3,482 of securities in the international capital market.

23.3	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total (**)	Fair value

Financing in U.S. Dollars (US$)(*):	11,041	12,131	15,768	12,681	7,892	69,561	129,074	134,347
Floating rate debt	10,022	12,131	12,677	9,159	5,415	4,251	53,655
Fixed rate debt	1,019	−	3,091	3,522	2,477	65,310	75,419
Average interest rate (p.a)	5.2%	5.8%	6.0%	5.9%	6.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	4,865	2,505	3,477	1,162	2,255	10,474	24,738	25,181
Floating rate debt	3,595	1,473	1,468	725	725	2,767	10,753
Fixed rate debt	1,270	1,032	2,009	437	1,530	7,707	13,985
Average interest rate (p.a)	5.9%	5.6%	5.1%	4.5%	4.1%	4.6%	4.9%
Financing in Euro (€):	84	31	63	2,282	−	3,079	5,539	5,867
Fixed rate debt	84	31	63	2,282	−	3,079	5,539
Average interest rate (p.a)	4.7%	4.7%	4.7%	4.7%	−	4.7%	4.7%
Financing in Pound Sterling (£):	123	37	−	−	3,436	4,872	8,468	8,623
Fixed rate debt	123	37	−	−	3,436	4,872	8,468
Average interest rate (p.a)	6.2%	6.2%	−	−	6.2%	6.4%	6.3%
Total on March 31, 2022	16,113	14,704	19,308	16,125	13,583	87,986	167,819	174,018
Average interest rate (p.a)	5.3%	5.7%	5.8%	5.7%	6.0%	6.5%	6.2%	−
Total on December 31, 2021	20,315	16,591	22,253	19,247	15,809	105,009	199,224	211,453
Average interest rate (p.a)	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%	−

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2022 is 13.22 years (13.39 years as of December 31, 2021).

As of March 31, 2022, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 89,293 (R$ 115,906, on December 31, 2021); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 84,725 (R$ 95,547, on December 31, 2021).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2022	2023	2024	2025	2026	2027 onwards	03.31.2022	12.31.2021
Principal	13,962	15,195	20,065	16,846	14,303	94,543	174,914	204,007
Interest	6,503	8,276	7,660	6,650	6,130	107,493	142,712	170,524
Total (*)	20,465	23,471	27,725	23,496	20,433	202,036	317,626	374,531
(*)The nominal flow of leases is found in note 24. .

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.4	Lines of credit
				03.31.2022
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	03/27/2019	02/27/2024	3,250	−	3,250
Total				8,250	-	8,250
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Bradesco	06/01/2018	05/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329
(*) In April 2021, PGT extended part of the Revolving Credit Facility. As such, US$2,050 million will be available for withdrawal from February 28, 2024 through February 27, 2026.

24	Lease liabilities

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Balance at 12.31.2021	Remeasurement / new contracts	Payment of principal and interest	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 03.31.2022
Brazil	25,695	2,133	(1,952)	380	(2,067)	−	−	24,189
Abroad	102,899	1,618	(4,964)	1,218	(15,017)	(344)	−	85,410
Total	128,594	3,751	(6,916)	1,598	(17,084)	(344)	−	109,599
Current								25,361
Non-current								84,238

As of March 31, 2022, the lease liability of Petrobras Holding is R$117,955 (R$138,238 as of December 31, 2021), including leases and subleases with investee companies, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total
Nominal value on March 31, 2022	20,120	21,200	16,158	11,824	9,575	70,145	149,022
Nominal value on December 31, 2021	31,077	22,011	16,895	12,885	11,004	81,520	175,392

In certain contracts, during the lease term, there are payments that vary due to changes in facts or circumstances that occurred after the commencement date, in addition to the passage of time. Such payments are not included in the measurement of lease obligations. In the period from January to March 2022, these amounts were R$1,308 and represented 19% in relation to fixed payments (R$1,013 and represented 13% in relation to fixed payments in the period from January to March 2021).

In the period from January to March 2022, the company recognized leasing expenses in the amount of R$351 (R$124 in the period from January to March 2021), referring to contracts with a term of less than one year.

As of March 31, 2022, the nominal value of lease agreements that had not yet been initiated, due to the related assets being under construction or not having been made available for use, represent the amount of R$383,135 (R$443,967 in 31 December 2021). The reduction basically corresponds to the appreciation of the Real against the U.S Dollar.

The sensitivity analysis of financial instruments subject to exchange variation is presented in Note 27.3.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25	Equity
25.1	Share capital

As of March 31, 2022 and December 31, 2021, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which 7,442,454,142 are common shares and 5,602,042,788 are preferred shares, all registered, book-entry shares with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares held by Petrobras that are held in treasury, represented by 295,669 shares, of which 222,760 are common shares and 72,909 are preferred shares.

25.2	Distributions proposed and payable

As of March 31, 2022, there was no balance of dividends payable to the parent company's shareholders.

On April 13, 2022, the Annual Shareholders' Meeting approved dividends for fiscal year 2021, in the amount of R$101,395, corresponding to R$7.773202 per outstanding preferred and common share. This amount includes advance payments to shareholders in the amount of R$63,400 which, monetarily restated by the Selic rate variation from the date of payment to December 31, 2021, total R$64,075, and the supplementary dividend of R$37,320 that is highlighted in shareholders’ equity as an additional dividend proposed since December 31, 2021.

Complementary dividends of R$ 37,320, equivalent to R$ 2.8610762 per outstanding preferred and common share, will be recognized as a liability on the date of approval of the Annual Shareholders' Meeting and paid with the Selic rate variation from December 31, 2021 until the payment date, May 16, 2022.

25.3	Earnings per share
	Consolidated and Parent Company
	2022	2021
	Jan-Mar	Jan-Mar
Basic and diluted denominator – Net income (loss) attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	25,424	666
Preferred	19,137	501
	44,561	1,167

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261

Basic and diluted earnings per share (R$ per share)
Common	3.42	0.09
Preferred	3.42	0.09

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,595	−	−	3,595
Commodity derivatives	4	6	−	10
Foreign currency derivatives	−	47	−	47
Interest rate derivatives	−	40	−	40
Balance at March 31, 2022	3,599	93	−	3,692
Balance at December 31, 2021	3,630	128	−	3,758

Liabilities
Foreign currency derivatives	−	(796)	−	(796)
Balance at March 31, 2022	−	(796)	−	(796)
Balance at December 31, 2021	(6)	(1,519)	−	(1,525)

The estimated fair value for the company's financing, calculated at current market rates, is set out in note 23.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

27	Risk management
27.1	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2022 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Derivatives not designated for hedge accounting
Future contracts (*)	(1,643)	(1,308)	4	(6)
Long position/Crude oil and oil products	1,232	1,380	−	−	2022
Short position/ Crude oil and oil products	(2,875)	(2,688)	−	−	2022
SWAP (**)
Long position/Soy oil (**)	(16)	(11)	5	(2)	2022
Options contracts
Long position/Soy oil (**)	(7)	−	1	−	2022
Forward contracts
Long position/Foreign currency(Reais/U.S. dollars) (***)	(39)	15	13	1	2022
SWAP
Foreign currency - cross currency swap (***)	583 pound sterling	583 pound Sterling	34	127	2026
Foreign currency - cross currency swap (***)	442 pound sterling	442 pound sterling	(373)	(277)	2034
Swap – IPCA inflation	3,008	3,008	40	(6)	2029/2034
Foreign currency - cross currency swap (***)	US$ 729	US$ 729	(423)	(1,234)	2024/2029
Total recognized in the Statement of Income			(699)	(1,397)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons (PBIO operations).
(***) Amounts in dollars and pound sterlings are presented in million.

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income
	2022	2021
	Jan-Mar	Jan-Mar
Commodity derivatives
Other operations- 27.2 (a)	(282)	(126)
Recognized in Other Income and Expenses	(282)	(126)
Currency derivatives
Swap Pounds Sterling x Dollar - 27.3 (b)	(158)	157
NDF – Pounds Sterling x Dollar - 27.3 (b)	−	20
Swap CDI x Dollar - 27.3 (b)	879	(154)
Others	(1)	4
	720	27
Interest rate derivatives
Swap - CDI X IPCA	(19)	(154)
	(19)	(154)
Cash flow hedge on exports (*)	(7,221)	(6,094)
Recognized in Net finance income (expense)	(6,520)	(6,221)
Total	(6,802)	(6,347)
(*)As presented in note 27.3.

	Gains/ (losses) recognized in other comprehensive income
	2022	2021
	Jan-Mar	Jan-Mar
Cash flow hedge on exports (*)	67,129	(24,426)

(*)As presented in note 27.3.

	Guarantees given (received) as collateral
	03.31.2022	12.31.2021
Commodity derivatives	289	86
Currency derivatives	355	150
	644	236

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2022 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario	Reasonably possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(379)	(759)
Future and Swap contracts	Soy oil - price changes	−	(26)	(57)
Options	Soy oil	−	(26)	(52)
NDF	Exchange rate – Depreciation of the Real compared to USD	−	(118)	(237)
		−	(549)	(1,105)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on March 31, 2022, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

27.2	Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operating needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional protection strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.3	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of March 31, 2022, in addition to the expectation of reclassification to the statement of income of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a rate of R$/US$ of 4.7378, are shown below:

				Present value of hedging instrument at 03.31.2022
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From Apr/2022 to Mar/2031	71,676	339,587

Changes in the present value of hedging instrument	US$ million	R$
Amounts designated as of December 31, 2021	72,640	405,370
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	5,894	30,379
Exports affecting the statement of income	(2,548)	(13,632)
Principal repayments / amortization	(4,310)	(22,498)
Foreign exchange variation	−	(60,032)
Amount on March 31, 2022	71,676	339,587
Nominal value of hedging instrument (finance debt and lease liability) on March 31, 2022	82,513	390,929

.

In the period from January to March 2022, an exchange gain of R$125 was recognized referring to the ineffectiveness in the exchange variation line (loss of R$2 in the same period in 2021).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 70.48% of highly probable future exports.

The movement in exchange variation accumulated in other comprehensive income as of March 31, 2022, to be realized by future exports, is presented below:

	Exchange rate	Tax effect	Total
Balance at January 1,2021	(126,645)	43,062	(83,583)
Recognized in shareholders' equity	(21,754)	7,396	(14,358)
Reclassified to the statement of income - occurred exports	24,777	(8,424)	16,353
Balance at December 31, 2021	(123,622)	42,034	(81,588)
Recognized in shareholders' equity	59,908	(20,369)	39,539
Reclassified to the statement of income - occurred exports	7,221	(2,455)	4,766
Balance at March 31, 2022	(56,493)	19,210	(37,283)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2022-2026, would not indicate the need to reclassify the deferred exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of March 31, 2022 is shown below:

	Consolidated
	2022	2023	2024	2025	2026	2027	2028 to 2031	Total
Expected realization	(15,677)	(16,493)	(11,293)	(5,321)	(4,150)	(5,309)	1,750	(56,493)

b) Information on ongoing contracts

As of March 31, 2022, the company has swap contracts - IPCA x CDI and CDI x Dollar, in addition to swap - Pound Sterling x Dollar outstanding.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The value of the shock on the curve was defined as a function of the average maturity of the swaps, and is approximately 25% of the future rate of the average maturity. A sensitivity analysis on CDI with a constant increase (parallel shock) all other variables remaining constant, would result in the following impacts:

Sensitivity analysis	Result
Constant increase of 300 basis points	(160)
Constant decrease of 300 basis points	264

c)Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate estimated for the close of the next quarter. In addition to the possible and remote scenarios that consider the appreciation of the quarterly closing exchange rate (risk) by 25% and 50%, respectively, except for the balances of assets and liabilities in foreign currency of foreign subsidiaries, when carried out in a currency equivalent to their respective functional currencies. These analyzes only cover the exchange variation and keep all other variables constant.

Financial Instruments	Exposure at 03.31.2022	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	25,236	Dolllar / Real	2,142	6,309	12,618
Liabilities	(428,288)		(36,358)	(107,072)	(214,144)
Exchange rate - Cross currency swap	(3,008)		(255)	(752)	(1,504)
Cash flow hedge on exports	339,587		28,828	84,897	169,794
	(66,473)		(5,643)	(16,618)	(33,236)
Assets	10	Euro / Real	1	3	5
Liabilities	(77)		(6)	(19)	(39)
	(67)		(5)	(16)	(34)
Assets	5,718	Euro / Dollar	(51)	1,430	2,859
Liabilities	(11,180)		101	(2,795)	(5,590)
	(5,462)		50	(1,365)	(2,731)
Assets	11	Pound sterling / Real	1	3	6
Liabilities	(101)		(9)	(25)	(51)
	(90)		(8)	(22)	(45)
Assets	8,586	Pound sterling / Dollar	35	2,147	4,293
Liabilities	(16,875)		(70)	(4,219)	(8,438)
Exchange rate - Cross currency swap	6,382		26	1,596	3,191
	(1,907)		(9)	(476)	(954)
Total	(73,999)		(5,615)	(18,497)	(37,000)

⁽*⁾ The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - 8.49% depreciation of the Real / Yen x Dollar - Yen appreciation by 1.2% / Euro x Dollar - devaluation of the euro by 0.8% / Pound x Dollar - appreciation of the pound by 0.38% / Real x Euro - devaluation of the real by 7.6% / Real x Pound - devaluation of the real by 8.9%. Source: Focus and Thomson Reuters.

27.4	Interest rate risk management

The company preferably does not use derivative financial instruments to manage exposure to fluctuations in interest rates, as they do not have significant impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, keeping all other variables constant.

The table below shows, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest referring to debts with floating interest rates on March 31, 2022.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 3M	26	32	37
LIBOR 6M	1,941	2,232	2,522
CDI	687	858	1,030
TJLP	342	427	513
IPCA	482	602	723
	3,478	4,151	4,825
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

27.5	Liquidity risk

The possibility of insufficient cash or other financial assets to settle obligations on the scheduled dates is managed by the company. In Petrobras' individual interim financial information for the period ended March 31, 2022, net working capital was negative, mainly due to transactions with subsidiaries, as per explanatory note 28. In the same period, considering the integrated view of cash, capital net current assets were positive in the consolidated interim financial information.

The company regularly assesses market conditions and may carry out repurchase transactions for its securities or those of its subsidiaries in the international capital markets, by various means, including repurchase offers, securities redemptions and/or open market operations, provided they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

28	Related-party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

28.1	Commercial transactions per operation with investees (Parent Company)

	03.31.2022			12.31.2021
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	13,113	−	13,113	13,451	−	13,451
Dividends receivable	103	−	103	175	−	175
Amounts related to construction of natural gas pipeline	−	538	538	−	727	727
Other operations	628	297	925	736	332	1,068
Advances to suppliers	614	1,096	1,710	594	1,163	1,757
Total	14,458	1,931	16,389	14,956	2,222	17,178
Liabilities
Lease liabilities (*)	(2,382)	(5,368)	(7,750)	(2,689)	(5,860)	(8,549)
Prepayment of exports	(77,269)	(213,082)	(290,351)	(87,387)	(272,855)	(360,242)
Accounts payable to suppliers	(14,889)	−	(14,889)	(8,707)	−	(8,707)
Purchases of crude oil, oil products and others	(12,533)	−	(12,533)	(4,800)	−	(4,800)
Affreightment of platforms	(536)	−	(536)	(854)	−	(854)
Advances from clientes	(1,798)	−	(1,798)	(3,035)	−	(3,035)
Other operations	(22)	−	(22)	(18)	−	(18)
Total	(94,540)	(218,450)	(312,990)	(98,783)	(278,715)	(377,498)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R1) - Leases.

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2022 2021
	Jan-Mar	Jan-Mar
Result
Revenues, mainly sales revenues	39,383	51,396
Foreign exchange and inflation indexation charges, net (**)	6,009	(18,065)
Finance income (expenses), net (**)	(5,224)	(5,749)
Total	40,168	27,582
(**) Includes the amounts of R$344 of active exchange variation and R$160 of financial expenses related to leases and subleases required by IFRS 16/ CPC 06 (R1) (R$294 of passive exchange variation and R$93 of financial expenses for the period from January to March 2021).

28.2	Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	03.31.2022	12.31.2021
Accounts receivable, net	62,596	59,651
Credit rights assignments	(45,790)	(58,545)

	2022 2021
	Jan-Mar	Jan-Mar
Financial Income FIDC-NP	1,050	100
Financial Expenses FIDC-NP	(746)	(98)
Net finance income (expense)	304	2
28.3	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. As a result of the strategy of early settlement of debts during the year, the financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 128,856 to be settled on March 31, 2022 (R$ 153,611 on December 31, 2021).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

The financial operations carried out by the subsidiaries and guaranteed by Petrobras are presented in explanatory note 37.5 of Petrobras' financial statements as of December 31, 2021.

28.4	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	03.31.2022		12.31.2021
	Asset	Liability	Asset	Liability
Joint ventures and associates
State-controlled gas distributors (joint ventures)	1,281	234	1,422	237
Petrochemical companies (associates)	75	209	144	67
Other associates and joint ventures	415	162	586	66
Subtotal	1,771	605	2,152	370
Brazilian government
Government bonds	8,195	−	8,069	−
Banks controlled by the Brazilian Government	48,900	6,784	46,970	7,073
Petroleum and alcohol account - receivables from the Brazilian Government	2,919	−	2,822	−
Others	400	349	161	305
Subtotal	60,414	7,133	58,022	7,378
Pension plans	302	168	282	338
Total	62,487	7,906	60,456	8,086
Current assets	13,884	1,691	11,777	1,760
Non-current assets	48,603	6,215	48,679	6,326

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The effect on the result of significant transactions is presented below:

	Consolidated
	2022 2021
	Jan-Mar	Jan-Mar
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	−	18,152
Natural Gas Transportation Companies	−	(1,345)
State-controlled gas distributors (joint ventures)	3,002	2,461
Petrochemical companies (associates)	5,882	4,210
Other associates and joint ventures	153	234
Subtotal	9,037	23,712
Brazilian government
Government bonds	220	37
Banks controlled by the Brazilian Government	109	(347)
Receivables from the Electricity sector	−	83
Petroleum and alcohol account - receivables from the Brazilian Government	97	63
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S,A, – PPSA	(203)	(169)
Others	61	54
Subtotal	284	(279)
Total	9,321	23,433

Revenues, mainly sales revenues	9,312	25,960
Purchases and services	22	(2,083)
Operating income and expense	(463)	(235)
Foreign exchange and inflation indexation charges, net	65	(219)
Finance income (expenses), net	385	10
Total	9,321	23,433

Information on the precatories issued in favor of the company arising from the Petróleo e Álcool Account is disclosed in note 13.1 of Petrobras' financial statements as of December 31, 2021.

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 12.

28.5	Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented as follows:

Parent Company

	Jan-Mar/2022			Jan-Mar/2021
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	3.8	0.1	3.9	3.8	0.2	4.0
Social security and other employee-related taxes	1.1	−	1.1	1.1	−	1.1
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	−	0.3
Benefits due to termination of tenure	−	−	−	0.2	−	0.2
Total compensation recognized in the statement of income	5.2	0.1	5.3	5.4	0.2	5.6
Total compensation paid (*)	6.6	0.1	6.7	5.6	0.2	5.8
Average number of members in the period (**)	9.00	11.00	20.00	9.00	10.00	19.00
Average number of paid members in the period (***)	9.00	3.33	12.33	9.00	5.00	14.00

(*) Includes the PPP for Administrators in the Executive Board. (**) Monthly average number of members.
(***) Monthly average number of paid members.

In the period from January to March 2022, the consolidated expense with the total compensation of the company's officers and directors totaled R$15.11 (R$19.15 in the period from January to March 2021).

On April 13, 2022, the Annual Shareholders' Meeting set the compensation of managers (Executive Board and Board of Directors) at up to R$ 39.5 as the global limit of compensation to be paid in the period between April 2022 and March 2023.

The compensation of the members of the Advisory Committees to the Board of Directors must be considered apart from the global compensation limit set for the managers, that is, the amounts received are not classified as compensation for the managers.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and they were entitled to a total remuneration of R$ 799.5 thousand in the period from January to March 2022 (R$ 959.4 thousand, considering the social charges). In the period from January to March 2021, the remuneration accrued in the period was R$ 618 thousand (R$ 741.3 thousand, considering social charges).

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29	Supplemental information on statement of cash flows
	Consolidated
	2022	2021
	Jan-Mar	Jan-Mar
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	845	1,029
Transactions that does not involve cash
Lease	5,100	2,106
Provision/(reversals) for decommissioning costs	54	(7)
Use of tax credits and judicial deposits to pay the contingency	3,767	−

30	Subsequent events

Receipt for the sale of NTS

On April 4, 2022, Petrobras received from Nova Infraestrutura Gasodutos Participações S.A. (NISA), a company owned by Nova Infraestrutura Fundo de Investimentos em Participações Multiestratégia (FIP), the amount of US$ 1 billion, after updates provided for in the agreement. This amount corresponds to the last installment of the sale of 90% of Petrobras shares in Nova Transportadora do Sudeste (NTS), with receipt scheduled for 5 years after the closing, which took place on April 4, 2017. The amount is recorded in accounts receivable - disinvestment receivables.

Receipt of Atapu and Sepia

On April 27, 2022, Petrobras entered into the Production Sharing Agreement for the Surplus Volumes of the Assignment of Atapu in partnership with Shell Brasil Petróleo Ltda (Shell - 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies - 22.5%), and the Production Sharing Contract for the Surplus Volumes of the Sepia Assignment, in consortium with the companies TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas - 21%) and QP Brasil Ltda. (QP - 21%), due to the 2nd bidding round for the Surplus of the Assignment of Rights in the Production Sharing regime, which took place on December 17, 2021.

The compensations owed to Petrobras for Atapu and Sépia were received as follows:

• April 13, 2022: R$ 5.26 billion received from Shell and corresponding to the 25% share in the Atapu compensation;

• April 26, 2022, updated amount of R$ 4.7 billion, received from Total and referring to the 22.5% portion in the compensation of Atapu;

• April 27, 2022, amount of R$ 14.55 billion, received from TotalEnergies, from Petronas Petróleo Brasil Ltda. (Petronas) and QP Brasil Ltda. (QP), referring to the 70% share of these companies in the Sépia compensation, a block acquired by the consortium composed of Petrobras (30%), TotalEnergies (28%), Petronas (21%) and QP (21%).

These amounts already include the preliminary estimate of the gross-up of the taxes levied, pursuant to Ordinance No. 08 of 04/19/2021 of the Ministry of Mines and Energy (MME), and may be updated when Petrobras calculates the capital gain from the transfer of assets to the Production Sharing regime.

As provided for in the Public Notice, the Co-participation Agreements and the Addendums to the Agreement for the Individualization of Atapu and Sepia Production (AIPs) were also signed, necessary to manage the coincident deposits contained in the area of the transfer of rights agreement and in the area of the sharing agreement production of the surplus from the transfer of rights.

The agreements became effective on May 2, 2022.

Petrobras completes the offer to repurchase global bonds

On April 14, 2022, Petrobras concluded the offer to repurchase global bonds, with maturities between 2024 and 2051, carried out by its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF). The total amount offered by investors, excluding capitalized and unpaid interest, was US$ 1,952 million. The total amount paid to these investors was US$ 1,997 million, considering the prices offered by Petrobras and excluding capitalized interest up to the settlement date.

Sale of the Albacora Leste field

On April 27, 2022, Petrobras' Board of Directors approved the sale of its entire interest in the Albacora Leste concession, located predominantly in deep waters in the Campos Basin, to the company Petro Rio Jaguar Petróleo Ltda. (PetroRio), a subsidiary of Petro Rio S.A. The execution of the purchase and sale agreement and the subsequent steps will be disclosed to the market in due course.

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The total value of the sale is up to US$ 2.20 billion, of which (a) US$ 292.7 million will be paid on the date of execution of the agreement; (b) US$ 1.66 billion at the closing of the transaction and (c) up to US$ 250 million in contingent payments, depending on future Brent quotations. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of certain conditions precedent, such as the non-exercise of the preemptive right by the current consortium member Repsol Sinopec Brasil, the approval by the Administrative Council for Economic Defense (CADE) and by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Sale of DETEN

On April 27, 2022, Petrobras' Board of Directors approved the sale of its entire interest (27.88%) in Deten Química S.A (Deten), located in the Camaçari industrial complex, in the state of Bahia, to the company Cepsa Química S.A., which already has an indirect interest in Deten of 69.94%. The execution of the purchase and sale agreement and the subsequent steps will be disclosed to the market in due course.

The sale price is R$ 585, payable at the closing of the transaction, with a deposit of 5% of the amount (R$ 29.25) on the date of signature of the purchase and sale agreement, which will be deducted from the total amount upon payment. The amount does not consider the adjustments due until the closing of the transaction. Furthermore, the transaction is subject to the fulfillment of conditions precedent, such as the approval by the Administrative Council for the Defense of Competition.

Distribution of remuneration to shareholders

On May 5, 2022, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$ 48,466 (R$ 3.715490 per outstanding preferred and common shares), as an anticipation based on the net income for the three-month period ended March 31, 2022 and as an intermediate distribution by use of the profit retention reserve account, as presented in the following table:

	Shareholders remuneration
	Date of shareholder position	Amount per common and preferred share (R$)	Amount
Anticipation of dividends	05.23.2022	2.708577	35,331
Anticipation of interest on capital	05.23.2022	0.430177	5,612
Total anticipations based on the net income of Jan-Mar/2022		3.138754	40,943
Intermediate dividends by use of profit retention reserve of 12.31.2021	05.23.2022	0.576736	7,523
Total distribution to shareholders		3.715490	48,466
Outstanding preferred shares		3.715490	20,814
Outstanding common shares		3.715490	27,652

These dividends and interest on capital will be paid in two equal installments, on June 20, 2022 and July 20, 2022, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2022.

These amounts will be adjusted by the Selic rate from the date of the payment to the end of the fiscal year.

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2021 and the ones of March 31, 2022
	Number of notes
Notes to the Financial Statements	Annual for 2021	Quarterly information for 1Q-22
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	3
Sales revenues	8	4
Costs and Expenses by nature	9	5
Other income and expenses	10	6
Net finance income (expense)	11	7
Segment information – Statement of Income	12	8
Trade and other receivables	13	9
Inventories	14	10
Taxes	16	11
Employee benefits (Post-Employment)	17	12
Provisions for legal proceedings	18	13
Provision for decommissioning costs	19	14
Property, plant and equipment	23	15
Intangible assets	24	16
Impairment	25	17
Exploration and evaluation of oil and gas reserves	26	18
Collateral for crude oil exploration concession agreements	27	19
Investments	29	20
Segment information – Asset	30	21
Disposal of Assets and other changes in organizational structure	31	22
Finance debt	32	23
Leases	33	24
Equity	34	25
Fair value of financial assets and liabilities	35	26
Risk management	36	27
Related-party transactions	37	28
Supplemental information on statement of cash flows	38	29
Subsequent events	39	30

The notes to the annual report 2021 that were suppressed in the interim financial statements of March 31, 2022 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Capital management	6
Trade payables	15
Other assets and liabilities	20
“Lava Jato Operation” and the reflects on the Company	21
Commitment to purchase natural gas	22
Partnerships in exploration and production activities	28

55

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction 480, of December 7, 2009, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on March 31, 2022;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on March 31, 2022.

Rio de Janeiro, May 5, 2022.

José Mauro Ferreira Coelho	Rafael Chaves Santos
Chief Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

Cláudio Rogério Linassi Mastella	Rodrigo Araujo Alves
Chief Commercialization and Logistics Executive Officer	Chief Financial and Investor Relations Executive Officer

Fernando Assumpção Borges	Rodrigo Costa Lima e Silva
Chief Exploration and Production Executive Officer	Chief Refining and Natural Gas Executive Officer

João Henrique Rittershaussen	Salvador Dahan
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Juliano de Carvalho Dantas
Chief Digital Transformation and Innovation Executive Officer

56

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended March 31, 2022, which comprises the statement of financial position as of March 31, 2022 and the respective statements of income and comprehensive income and statements of changes in shareholders' equity and of cash flows for the three-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

57

Scope of the review

We conducted our review in accordance with Brazilian and International standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information (ITR) referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Other matters - Statements of added value

The quarterly information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended at March 31, 2022, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 Technical Pronouncement - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 5, 2022

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer